                        U.S SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                   AMENDMENT NO. 1
                                      FORM 10-SB

                     GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                        OR 12(g) OF THE SECURITIES ACT OF 1934


                                     AXONYX INC.
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                    (Name of Small Business Issuer in Its Charter)

        NEVADA                                         86-0883978
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(State or Other Jurisdiction of                        (I.R.S. Employer
Incorporation or Organization)                         Identification No.)

     750 LEXINGTON AVE. SUITE 1400, NEW YORK, NEW YORK                10022
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     (Address of Principal Executive Offices)               (Zip Code)

     (212) 688-4770 (PHONE)        (212) 688-4843 (FAX)
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     (Issuer's Telephone and Fax Number)

Securities to be registered under Section 12(b) of the Act.

          Title of Each Class                Name of Each Exchange on Which
          to be so Registered                Each Class is to be Registered
          -------------------                ------------------------------

----------------------------------           ----------------------------------

----------------------------------           ----------------------------------
Securities to be registered under Section 12(g) of the Act:

                            COMMON STOCK $0.001 PAR VALUE
-------------------------------------------------------------------------------
                                   (Title of Class)

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                                                                             2

                    INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                        PART I

ITEM 1.        DESCRIPTION OF BUSINESS.

GLOSSARY

ACETYLCHOLINESTERASE - an enzyme that degrades the neurotransmitter acetylcholine in the brain and other tissues of the body. Acetylcholine is a chemical substance that sends signals between nerve cells (called neurotransmission) and is therefore called a neurotransmitter.
Neurotransmitters are secreted by neurons (nerve cells) into the space between neurons called the synapse. Unless degraded by an enzyme such as acetylcholinesterase in the synapse, acetylcholine will transmit a nerve impulse across the synapse to another neuron. Acetylcholine is a primary neurotransmitter in the brain, and is associated with memory and cognition. Acetylcholinesterase inhibitors such as Aricept-TM- or Phenserine are designed to prevent the degradation of acetylcholine in the synapse by inhibiting the enzyme that performs that function, acetylcholinesterase, and hence amplifies the natural action of acetylcholine in the brains of AD patients.

ANALOG - one of a series of chemical substances of similar chemical structure

AMYLOID PLAQUE - amyloid proteins involved in Alzheimer's Disease and other diseases of amyloidosis aggregate into insoluble fibrils that are deposited in amyloid plaques in the brains of Alzheimer's patients.

BETA AMYLOID PRECURSOR PROTEIN - this protein (known as beta-APP) is encoded on chromosome 21 and is found present in the cell wall of numerous cells within the body including nerve cells of the brain. Beta-amyloid protein is derived from this larger protein.

BETA-AMYLOID PROTEIN - one of more than a dozen types of amyloid proteins found in the body, beta amyloid is normally present in the brain of healthy individuals in small quantities. Beta-amyloid, derived from the beta-amyloid precursor protein, is over-produced in Alzheimer's Disease and Downs Syndrome. In Alzheimer's Disease, the beta-amyloid protein undergoes a chemical change, aggregates and is deposited as insoluble fibrils in amyloid plaques in the brain.

BETA-SHEET BREAKER PEPTIDE - a molecule composed of naturally occurring amino acids, the building blocks of proteins, that is designed to bind to and prevent the conversion of the normal form of protein to the misshapen form that forms plaques.

BUTYRYLCHOLINESTERASE - an enzyme that is normally found in all tissues of the body. Its function remains to be fully understood. Amongst other roles, it degrades acetylcholine, a primary neurotransmitter in the brain. Butyrylcholinesterase is found in high concentration in the plaques taken from individuals who have died from Alzheimer's

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                                                                             3

Disease. This enzyme also functions to degrade a number of drugs and natural products and is involved in their elimination from the body.

CHOLINERGIC SYSTEM - is also called the parasympathetic nervous system; it is involved in nerve transmission related to memory and cognition, as well as the functioning of major organs such as the heart, lungs and gastrointestinal system.

CORTICALLY-PROJECTING NEURONS - these are the nerve cells that connect the mid-brain to the cortical areas in the front part of the brain where nerve cells involved in memory and cognition are concentrated. In Alzheimer's Disease, the loss of these connecting nerve cells result in a reduction in the amount of the neurotransmitter acetylcholine, and the loss of mental capacity or cognition.

NEUROBLASTOMA CELL CULTURES - these are a type of cell derived from the brain that can be grown in containers in the lab (IN VITRO) where they are able to reproduce and carry out many activities as if they were residing in the brain, including the synthesis and secretion of proteins such as the beta-amyloid peptide which, in the human brain, can cause plaques. A neuroblastoma cell culture is used to study brain cell function in a simple IN VITRO system, which allows testing of the ability of drug compounds to prevent the formation of the beta-amyloid precursor protein and peptide production and secretion.

NEUROTOXIC PEPTIDE - refers to a small protein (called a peptide) that can be toxic to neurons, and is another name for the beta-amyloid protein.

PERIPHERAL AMYLOIDOSIS - excessive production and deposition of various types of amyloid protein can occur in other organs outside of the brain and cause damage by interfering with important bodily functions, sometimes causing death.

PHYSOSTIGMINE - is a drug that is a classical potent acetylcholinesterase inhibitor but which causes unpleasant side effects that have prevented its development as a treatment for Alzheimer's Disease.

PRESYNAPTIC NEURONS - this is the nerve cell that releases a given neurotransmitter into the synapse for transmission of a nerve impulse to a neighboring nerve cell.

PRION - is a contraction of the descriptive term, proteinaceous infectious proteins. Prions, unlike viruses, bacteria and fungi, have no DNA and consist only of protein and the infectious form can cause degenerative brain diseases.

PRION-RELATED DISEASES - these are degenerative diseases of the brain that are thought to be caused by a misshapen infectious protein called a prion. Such diseases include Creutzfeldt Jakob Disease, new variant (CJDnv) in humans, Bovine Spongiform Encephalopathy (BSE or Mad Cow Disease) in cows, and Scrapies disease in sheep.

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                                                                             4

TRANSDERMAL FORMULATION - a formulation refers to the mixture of chemical substances used to promote the absorption of a drug. A formulation that promotes the absorption of a drug from the skin is called a transdermal formulation (also called a skin patch).

TABLE OF CONTENTS

     A.   THE COMPANY - INTRODUCTION AND EXECUTIVE SUMMARY
     B.   BUSINESS STRATEGY
     C.   AXONYX DRUG DISCOVERY PROGRAMS
     D.   THE INDUSTRY AND MARKET
     E.   FDA MATTERS
     F.   STRATEGIC ALLIANCES
     G.   MARKETING AND SALES
     H.   PATENTS, TRADEMARKS, AND COPYRIGHTS
     I.   COMPETITION
     J.   EMPLOYEES
     K.   INDEPENDENT CONTRACTORS
     L.   CONSULTANTS

A.   THE COMPANY - INTRODUCTION AND EXECUTIVE SUMMARY

(Axonyx Inc. undertook a two for one stock split with a record date of February 23, 1999 and a distribution date of March 5, 1999. All information on outstanding securities of Axonyx gives effect to this stock split except where specifically noted.)

     GENERAL

     Axonyx Inc. ("Axonyx" or the "Company") is engaged in the business of identifying and acquiring novel post-discovery central nervous system (CNS) drug candidates to advance through clinical development towards regulatory approval. The Company is engaged in the business of acquiring patent rights and developing CNS pharmaceutical compounds with significant potential market impact. The Company has acquired worldwide exclusive patent rights to three main classes of therapeutic compounds designed for the treatment of Alzheimer's Disease (AD), Mild Cognitive Impairment (MCI), and related diseases. The Company licensed these patent rights from New York University (NYU) and, via a sublicense, from the National Institutes of Health\National Institute on Aging (NIA) (the "Licensors") and has an ongoing research and development relationship with both Licensors.

     Axonyx is developing its compounds under contract in laboratories at the New York University School of Medicine and, through a research and development collaboration, with the NIA's laboratories and elsewhere. In addition, Axonyx recently entered into a Development Agreement and Right to License with a subsidiary of Ares Serono, S.A., a Swiss pharmaceutical company, under which Ares Serono will undertake research on certain of Axonyx's compounds for a one year term, renewable for a second year, with a right to sublicense Axonyx's patent rights to such compounds. Axonyx

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                                                                             5

intends to develop other corporate partnerships with established and well capitalized pharmaceutical companies for the clinical development of some of its other compounds and for their production, commercialization and marketing. The Company itself does not currently maintain any laboratory or research premises.

     Axonyx has licensed a portfolio of CNS drugs that covers three distinct therapeutic approaches that have all demonstrated activity in treating the causes of AD in preclinical development. Each class of compounds has a different target and represents a unique, innovative platform for the development of pharmaceutical products for the diagnosis and treatment of AD.

     The treatment of people with AD is a multi billion-dollar industry in the United States alone and constitutes an extremely large potential market with an unmet therapeutic need. Currently there are only two approved drugs that provide at best marginal symptomatic relief for one aspect of AD. One of the Axonyx compounds, Phenserine, an acetylcholinesterase inhibitor, has shown in preclinical studies a potential therapeutic and safety profile superior to the products currently on the market. Axonyx's two other lead product candidates, Cymserine, a butyrylcholinesterase inhibitor, and the Amyloid Inhibiting Peptides (AIPs), attack the disease in other inventive and effective ways, representing potentially new platform technologies for the treatment of AD. The Development Agreement and Right to License with Ares Serono includes the AIPs. The Company expects to derive its revenues from patent sub-licensing fees, royalties from pharmaceutical sales, appropriate milestone payments, and research and development contracts.

     The Company's executive offices are located at 750 Lexington Avenue, Suite 1400, New York, New York 10022, telephone number (212) 688-4770. It also maintains offices at 1001 4th Avenue Plaza, Suite 3228, Seattle, Washington 98154, telephone number (206) 340-0211, and at 4041 State Highway 14, Stevenson, Washington 98648, telephone number (509) 427-5132.

     The Company's fiscal year end is December 31.

     BACKGROUND

     The predecessor of the Company, also named Axonyx Inc., was incorporated in Delaware on September 16, 1996. Reference to Axonyx Inc. herein refers to the historical Axonyx Inc., a Delaware company unless the context otherwise requires. On December 28, 1998 Axonyx Inc. merged with Ionosphere, Inc., a Nevada corporation incorporated on July 29, 1997. While the management of Ionosphere, Inc. ("Ionosphere") had developed a business plan under which Ionosphere would provide marketing consulting services to restaurants and nightclubs, and several such business opportunities were actively pursued, Ionosphere did not perform any services for which it generated revenue. Ionosphere had no employees and owned no patents, patent rights, trademarks or copyrights.

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                                                                             6

     After the merger (which represented a recapitalization for accounting purposes), Ionosphere, Inc., the surviving Nevada corporation, changed its name to Axonyx Inc. In conjunction with the merger, Ionosphere, Inc. undertook a 1 for 2 reverse stock split on December 28, 1998. On a post merger basis, the business of Axonyx Inc. became the business of the Company. The management and board of directors of Axonyx Inc. became the management and directors of the consolidated company and shareholders of Axonyx Inc. held 89.11% of the outstanding shares of Common Stock of the consolidated company. See Item 6:
Interests of Management and Others in Certain Transactions for more details on the merger transaction.

B.   BUSINESS STRATEGY

     Axonyx's plan is to: (1) identify, acquire and exploit rights to new technologies and compounds relating to AD and other neurological disorders; (2) enhance the value of those assets through further research and clinical testing;
(3) perform clinical studies towards regulatory approval and market its drugs through profitable licensing agreements with major pharmaceutical companies; and
(4) work to develop other promising compounds in-house and in collaboration with third parties such as its current Licensors at NYU and the NIA.

     The Company's long term goal is to become a partially integrated pharmaceutical company with capabilities in research, drug development, clinical investigation, and regulatory affairs. Currently the Company does not maintain any research or laboratory premises, utilizing instead such facilities on a contractual or collaborative basis at academic and research institutions, as well as Contract Research Organizations. Considering the commercialization infrastructure necessary to effectively market its drug products, the Company will seek joint ventures or collaborations with other pharmaceutical companies, both domestically and outside the United States. The Company will seek corporate partners, such as Ares Serono, who will be responsible for at least part of the clinical development, regulatory approval, manufacturing and marketing of the drug product. Under such an arrangement, the Company expects to receive certain up-front and sub-licensing fees, ongoing research contracts, milestone payments, and royalties on drug product sales.

C.   AXONYX DRUG DISCOVERY PROGRAMS

     Axonyx is pursuing three different types of products for the treatment of AD and one for prion-related diseases. The AD targeted approaches include: (1) Phenserine, a novel, long-acting and brain directed analog of the classical drug physostigmine, is a potent inhibitor of acetylcholinesterase for which an Investigational New Drug application (IND) has been filed, (2) a butyrylcholinesterase inhibitor which will be chosen from a series of novel, selectively acting compounds, the best studied of which is Cymserine, and (3) compounds named Amyloid Inhibitory Peptides (AlPs) that may prevent and reverse the formation of amyloid plaques in AD and in diseases of peripheral amyloidosis. Peripheral amyloidosis are types of diseases involving excessive production

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                                                                             7

and abnormal deposition of amyloid proteins in organs outside of the brain, resulting in interference with important bodily functions in those organs.

     In addition to inhibiting key enzymes associated with neural transmission, Phenserine and Cymserine appear to have the unique ability to inhibit the formation of the beta-amyloid precursor protein and reduce levels of the beta-amyloid peptide, the primary deposit in amyloid plaque formation.
 In addition they improve cognitive performance. The beta-amyloid protein is an abnormal form of a protein normally found in the brain that is over-produced in Alzheimer's Disease.

     The Company is also conducting research on the diagnosis and treatment of prion related diseases such as Bovine Spongiform Encephalopathy and Creutzfeldt-Jakob Disease, new variant, using a series of Prion Inhibitory Peptides (PIPs) which prevent and reverse the formation of the toxic form of prions.

     PROGRAM 1: INHIBITORS OF ACETYLCHOLINESTERASE AND BETA-AMYLOID PRECURSOR PROTEIN (BETA-APP) FORMATION

     Alzheimer's Disease is characterized by cognition impairments and partial or total loss of memory. These impairments are caused by a loss of presynaptic neurons of the cholinergic system of the brain and a loss of cortically-projecting neurons that connect the mid-brain with the cortical areas in the forebrain, particularly to brain areas associated with memory and learning. The loss of neurons results in a decreased synthesis and availability of acetylcholine, the neurotransmitter involved in mediating these memory and learning functions. The Company's most advanced compound, Phenserine, is designed to selectively inhibit acetylcholinesterase, the enzyme primarily responsible for degrading acetylcholine at the synaptic gap between neurons, thus increasing the availability of this neurotransmitter. Phenserine has been shown to be a potent and selective inhibitor of this enzyme in the rat brain and has the ability to increase memory and learning over a wide therapeutic range in aged rats without causing toxic side effects. The compound readily enters the brain, has minimal peripheral activity outside the brain, and has a long duration of action.

     Phenserine also has the unusual ability to inhibit the formation of the beta-amyloid precursor protein (beta-APP), the larger protein that is the source of the neurotoxic peptide, beta amyloid, which is deposited in the brain as amyloid plaques that eventually apparently cause neuronal cell death. These studies were conducted in human neuroblastoma cell cultures and IN VIVO in rodents. Studies in human neuroblastoma cell lines importantly show that the compound reduces the formation of beta- amyloid peptide. Additional animal studies will be conducted to confirm and extend these findings. These results suggest that Phenserine may have the ability to slow the progression of AD in addition to providing symptomatic relief for the cognitive changes.

     The Company is assessing the properties of other Phenserine analogs which are ALSO potent inhibitors of acetylcholinesterase such as Tolserine, that may ultimately prove to have certain additional advantages for use in AD, and Thiatolserine, a compound

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                                                                             8

whose characteristics are suitable for development as a transdermal agent that is absorbed through a patch placed on the skin.

   PROGRAM 2: INHIBITORS OF BUTYRYLCHOLINESTERASE AND BETA-AMYLOID PRECURSOR PROTEIN (BETA-APP) FORMATION

     The function of butyrylcholinesterase, a sister and similar enzyme to acetylcholinesterase, remains largely unknown. Recent research suggests that for specific nerve pathways within the human brain butyrylcholinesterase is present intead of acetylcholinesterase. Butyrylcholinesterase activity is elevated in the brains of AD patients. Butyrylcholinesterase is additionally found in all tissues of the body and functions to degrade a number of drugs such as codeine. This enzyme was identified as a target for inhibition in AD since it terminates the action of the neurotransmitter acetylcholine in specific nerve pathways in regions of the brain associated with AD and is found in high concentration in amyloid plaques taken from the brains of AD patients.

     The Company is currently characterizing a series of novel butyrylcholinesterase inhibitors to select a drug candidate for development.
The lead candidate, Cymserine, has been studied extensively and has many of the characteristics desirable for use in AD. Like Phenserine, it has a dual mechanism of action in that in addition to inhibiting the butyrylcholinesterase enzyme it also inhibits the formation of beta-APP in cell culture, and in rats. Additional studies are being conducted to confirm and extend these important findings. Cymserine readily enters the brain, has a long duration of action and is highly active in improving memory and learning in the aged rat. These findings indicate that Cymserine may have an important role in preventing the formation of amyloid plaques in AD, in addition to its inhibition of butyrylcholinesterase.

     Axonyx appears to be the only company with a patent position and lead compounds in this area of drug discovery and development. Other compounds in the Cymserine series that may be pursued include Thiacymserine, an agent that may be suitable for development in a transdermal (skin patch) formulation.

PROGRAM 3:  AMYLOID INHIBITORY PEPTIDES (ALPS)

     A key event in Alzheimer's Disease is the conversion of beta-amyloid protein into beta-sheets that aggregate to form insoluble fibrous masses (fibrils). These fibrils are deposited as part of the neurotoxic amyloid plaques that appear to cause neuronal cell death. These changes play an important role in the pathogenesis of the disease. The Company's amyloid inhibitory peptides (AIPs) have been designed to block the aggregation of beta-amyloid in a competitive manner by binding to the beta-sheet form of the amyloid protein, thus preventing the formation of amyloid plaques in the brain.

     In experiments IN VITRO with one of the AIPs, the drug compound inhibited the formation of fibrils, caused disassembly of preformed fibrils and prevented neuronal cell death in cell culture. In a rat model of amyloidosis an AIP reduced beta-amyloid protein deposition and completely blocked the formation of amyloid fibrils. In addition, one of

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                                                                             9

the AIPs has been shown to cause a significant reduction of established amyloid deposits in the brains of rats. These results indicate the potential for an AIP based drug to prevent the formation of the amyloid plaques, and to treat AD patients with existing amyloid plaques. Current efforts are focused on identifying a compound suitable for development for therapeutic use.

PROGRAM 4:  PRION INHIBITORY PEPTIDES (PIPS)

     There is increasing evidence to conclude that prions (proteinaceous infectious particles) are the infectious agents that cause Bovine Spongiform Encephalopathy (BSE), Creutzfeldt-Jakob Disease, new variant (CJDnv) and possibly other transmissable spongiform encephalopathies. These diseases have caused grave concern in Europe and the U.S. because of the potential for their transmission to humans through the meat supply. These are fatal neurodegenerative disorders that are characterized by spongiform degeneration of the brain and, in many cases, by deposits of prions into plaques. The infectivity of prions is believed to be associated with an abnormal folding of the prion protein. This folding involves a conversion of the alpha-helical form to the beta-sheet form that can then form plaques in the brain.

     The Company is developing a series of Prion Inhibitory Peptides (PIPs), also referred to as beta-sheet breaker peptides, that interact IN VITRO with the normal form of the prion to prevent its conversion to the abnormal form, and to interact with the abnormal form to cause it to revert to a normal prion. Incubation of the PIPs with toxic prions taken from BSE and CJDnv infected cows caused a reversion of the toxic prions to the normal form. Experiments are in progress to determine if the PIPs can eliminate toxic prions from infected animals. These findings suggest a novel strategy for designing diagnostics and therapeutic treatments for prion related diseases.

PROGRAM 5: TREATMENT OF MILD COGNITIVE IMPAIRMENT

     The biological and safety profile of Phenserine suggests that this drug should be considered for treatment of individuals with mild to moderate cognitive impairment and for age related loss of memory. The Company intends to explore the opportunities for developing Phenserine for these indications if the human clinical results are consistent with the preclinical findings.

D.   THE INDUSTRY AND MARKET

     A number of the major pharmaceutical companies have programs to develop drugs for the treatment of Alzheimer's Disease. Many of these drugs are acetylcholinesterase inhibitors. Currently, Warner-Lambert (Tacrine) and Eisai/Pfizer (Aricept) have marketed compounds of this type and they may soon be joined by Novartis (Exelon). Two biotechnology companies (Praecis and Pharmaceutical Peptides, Inc.) appear to be pursuing the amyloid inhibitory peptide approach similar in scope and direction as that of our Company, but are not as far advanced in their efforts. Elan Pharmaceuticals, the California based subsidiary of the Elan Corporation of Dublin, has

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                                                                            10

developed a vaccine designed to cause the immune system to mount antibodies against the amyloid proteins that make up amyloid plaques. This vaccine has shown efficacy in genetically altered mice but has yet to be tested in humans. To our knowledge at this time, no other company has a program to develop butyrylcholinesterase inhibitors. In the field of prions, one company, Prionics, A.G., of Zurich, Switzerland, is focusing on the development of diagnostic tests for animal use but does not have a program in therapeutics for prion diseases.

     Axonyx believes that its proprietary patent rights provide broad based protection and cover superior pharmaceutical compounds based on unique mechanisms.

E.   FDA MATTERS

     Regulation by governmental authorities in the United States and foreign countries is an important factor in the development, manufacture and marketing of the Company's proposed products. It is expected that all of the Company's products will require regulatory approval by governmental agencies prior to their commercialization. Human therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures by the Food and Drug Administration ("FDA") and similar regulatory agencies in foreign countries.

     Preclinical testing is generally conducted on animals in the laboratory to evaluate the potential efficacy and the safety of a pharmaceutical product. The results of these studies are submitted to the FDA as a part of an Investigational New Drug (IND) application, which must be approved before clinical testing in humans can begin. Typically, the clinical evaluation process involves a three phase process. In Phase I, clinical trials are conducted with a small number of human subjects to determine the early safety profile, the pattern of drug distribution and metabolism. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease to determine preliminary efficacy, the optimal dosages, and more expansive evidence of safety. In Phase III, large scale, multi-center, comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data to demonstrate the efficacy and safety required by the FDA. The results of the preclinical and clinical testing are submitted to the FDA in the form of a New Drug Application (NDA) for approval to commence commercial sales. In responding to an NDA, the FDA may grant marketing approval, request additional information, or deny the application if the FDA determines that the application does not satisfy its regulatory approval criteria. There can be no assurance that approvals will be granted on a timely basis, if at all. Similar regulatory procedures are in place in countries outside the United States.

     The Company will seek to move its lead compounds through the FDA testing and approval process. Phenserine is ready, upon approval of an Investigational New Drug application (IND) by the FDA, to be clinically tested in humans. The IND on Phenserine was filed by Axonyx in 1998. The IND for Phenserine has been put on clinical hold by the FDA pending the correction of certain limited deficiencies in the IND application. In response to the FDA's specifications Axonyx has completed additional pharmacokinetic studies in animals, stability studies on the drug formulation to be used in the Phase I clinical studies, and has obtained additional documentation describing the Good Manufacturing Practices used in drug formulation. The Company expects to begin Phase I human clinical trials for Phenserine by the end of 1999. Cymserine is approximately one and a half years behind
Phenserine in preclinical development. The AIPs must undergo approximately two more years of preclinical development before an IND can be filed.

F.   STRATEGIC ALLIANCES

     On April 1, 1997 the Company entered into a Research and License Agreement with New York University pursuant to which NYU granted the Company an exclusive worldwide license to certain patent applications covering the AIPs, PIPs and related technology, and any inventions that arise out of ongoing research funded by the Company. See "Section H. Patents, Trademarks and Copyrights". The patent license terminates, on a country-by-country basis, upon expiration of the last to expire of the licensed patents or eight years from the date of first commercial sale of a licensed product in such country, whichever is later. In addition to royalties on future sales of products developed from the patented technologies, milestone payments and patent filing and prosecution costs, Axonyx Inc. undertook to fund four years of research at the NYU School of Medicine at Dr. Frangione's laboratory at a cost of $300,000 per year. The Company has an exclusive license to all inventions in the field arising from this research on the AIPs and PIPs.

     The Research and License Agreement also contains a provision by which Axonyx Inc. undertook to use its best efforts to raise an aggregate amount of $5 million through private placements of equity securities prior to April 1, 1998. On August 25, 1998, NYU and Axonyx signed a Capitalization Amendment by which the deadline for realization of the capitalization requirement or its alternative was extended to April 1, 1999. On March 19, 1999, Axonyx signed a Second Amendment to the Research and License Agreement with NYU pursuant to which NYU, among other provisions, granted Axonyx a release and waiver of the capitalization requirement under the Research and License Agreement as amended by the Capitalization Amendment.

     On April 3, 1997, Axonyx Inc. also signed Stock Option agreements with NYU and Drs. Frangione and Soto, the lead scientists involved in the sponsored research, under which Axonyx Inc. issued an aggregate of 600,000 shares of Common Stock (adjusted for stock splits) in October and November 1997 in partial consideration for the worldwide exclusive patent rights. See Item 6. Interests of Management and Others in Certain Transactions.

     On May 19, 1999 Axonyx signed a Development Agreement and Right to License (the "Development Agreement") between itself and Applied Research Systems ARS Holding N.V., a wholly owned subsidiary of Ares Serono International S.A., a Swiss pharmaceutical company ("Ares Serono"). Under the Development Agreement, the Company granted an exclusive right to license its patent rights and know-how regarding

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                                                                              12

the the AIPs to Ares Serono. Ares Serono paid Axonyx a fee for the right to license of $250,000. The right to license has a one year term, renewable for an additional one year period upon payment of a fee of $500,000. In addition Ares Serono undertakes to conduct research on the AIP technology during the term of the Development Agreement. Any patent rights or know-how developed by Ares Serono arising out of the conduct of the research shall revert to Axonyx if Ares Serono elects not to exercise the right to license.

     In conjunction with the Development Agreement between Axonyx and Ares Serono, Ares Serono has entered into an employment agreement with Dr. Claudio Soto, one of the lead scientists involved in the research on the AIPs and PIPs, who performed professional services for Axonyx from February 1999 after his departure from New York University School of Medicine in December 1998 until May 1999. Dr. Soto will be continuing his work on development of the AIP technology at Ares Serono under the Development Agreement.

     Research under the Company's licensing agreement with CURE, LLC has continued at the NIA, furthering the preclinical development of Phenserine, Cymserine, and related compounds. The Company is currently sponsoring one of the researchers at the NIA facilities involved in this field of research. See Section K: Independent Contractors.

     In order to facilitate the recruitment and enrollment of patients into clinical trials of the Company's pharmaceutical products, Axonyx has entered into preliminary discussions with a number of institutions that operate centers for the treatment of aged individuals. These institutions include the University of Washington, Oregon Health Sciences, and the Aging and Dementia Center at New York University, as well as a number of companies that operate senile dementia centers providing long term residential care for elderly people suffering from various forms of dementia including AD. It is contemplated that, subject to appropriate ethical protection, through these institutions Axonyx will have access to large groups of subjects for the Phase II and Phase III testing of its drugs, that are prerequisites to FDA approval.

G.   MARKETING AND SALES

     The Company does not intend to manufacture or market any products it may develop. The Company intends to license to, or enter into strategic alliances with, larger pharmaceutical and veterinary companies that are equipped to manufacture and/or market the Company's products through their well developed distribution networks. The Company may license some or all of its worldwide patent rights to more than one company to achieve the fullest development, marketing and distribution of its products.

H.   PATENTS, TRADEMARKS, AND COPYRIGHTS

     The Company has obtained exclusive worldwide licenses to three patents issued by the United States Patent and Trademark Office, and to two patent applications pending in the United States. The Company is filing, in conjunction with one of its Licensors, a patent application covering technology to be owned jointly by both parties. The Company will continue to seek to obtain additional licenses from universities and other research institutions.

     On February 11, 1997, Axonyx Inc. obtained an exclusive worldwide license from the NIA's parent agency, the Public Health Service ("PHS"), to three patents technologies relating to Phenserine, Cymserine, their analogs and related acetylcholinesterase and butyrylcholinesterase compounds from the laboratory of Dr. Nigel Grieg and his collaborators via a sublicense with CURE, LLC. Under the license agreement, Axonyx Inc. agreed to pay royalties to CURE, LLC on future sales of products developed from the patented technologies, as well as an up front fee, milestone payments and patent filing and prosecution costs. All three patents have been issued in the United States. Certain pass through provisions from the License Agreement between CURE, LLC and the PHS are contained in the Company's License Agreement with CURE, LLC. Those provisions cover certain reserved government rights to the licensed patents, obligations to meet certain benchmarks and perform a commercial development plan, as well as indemnification, termination and modification of rights. The license terminates upon the last to expire of the licensed patents or the term of the agreement between CURE, LLC and the PHS, whichever occurs first. Patent applications corresponding to these three patents have been filed in Europe, Japan, Australia, and Canada.

     A pending patent application directed to highly selective butyrylcholinesterase inhibitors resulting from a collaboration between Dr. Hausman of Axonyx and Dr. Grieg of the NIA concerning certain therapeutic uses for Cymserine has also been filed. This patent application is jointly owned by the Company and the NIA. Additional patent applications concerning new developments with Cymserine-related compounds and Phenserine-related compounds are under preparation to be filed.

     The Company obtained an exclusive worldwide license from NYU to two U.S. patent applications and continuations thereof from the laboratory of Dr. Blas Frangione at the New York University School of Medicine covering the AIP and PIP technologies. The NYU patent applications relate to the AIPs and PIPs. A patent application covering the AIPs and PIPs has been filed in the United States, Europe, Japan, Australia, and Canada. In addition, the Company has an exclusive license to all inventions in the field arising from ongoing research.

     The Company has not filed for any copyright or trademark protection to date. The following is a breakdown of the issued and pending patents the Company has acquired rights to.

     ISSUED PATENTS

U.S. Patent #5,171,750 issued December 15, 1992 for "Substituted Phenserines as Specific Inhibitors of Acetylcholinesterase". This patent expires December 15, 2009.

U.S. Patent #5,378,723 issued January 3, 1995 for "Carbamate Analogs of Triophysovemine and Method for Inhibiting Cholinesterases". This patent expires January 3, 2012.

U.S. Patent #5,409,948 issued April 25, 1995 for "Method for Treating Cognitive Disorders with Phenserine". This patent expires December 15, 2009.

     PATENTS PENDING

     Note that there can be no assurance that corresponding patents will be issued or that the scope of the coverage claimed in the following patent applications will not be significantly reduced prior to any patent being issued.

     NYU filed a United States patent application entitled "PEPTIDES AND PHARMACEUTICAL COMPOSITIONS THEREOF FOR TREATMENT OF DISORDERS OR DISEASES ASSOCIATED WITH ABNORMAL PROTEIN FOLDING INTO AMYLOID OR AMYLOID-LIKE DEPOSITS." on June 6, 1995. Applicants: Claudio Soto, Marc Baumann, Blas Frangione.

     The NIH/NIA filed U.S. Patent Application Serial No. 08/096,207, on July 26, 1993, entitled, "Phenylcarbamates of (-)-Eseroline, (-)-N1-Noreseroline and (-)-N1-Benzylnoreseroline: Selective Inhibitors of Acetyl and/or Butyrylcholinesterase." Inventors: Brossi et al (NIA and NIDDK). This patent application is presently pending before the Board of Appeals of the U.S. Patent Office and contains claims directed to three novel compounds:
(-)-2-methylphenylcarbamoyl, N1-noreseroline, N1 bezylnoreseroline and their pharmaceutically acceptable salts. Further claims are directed to pharmaceutical compositions containing at least one of such compounds and methods of inhibiting acetylcholinesterase or treating cholinergic diseases using such compounds.

     The Company filed in July of 1998 an additional application co-owned with the NIA entitled "HIGHLY SELECTIVE BUTYRYLCHOLINESTERASE INHIBITORS FOR ALZHEIMER'S DISEASE." This patent application seeks to protect certain butyrylcholinesterase inhibitor compounds and important platform technology for their use in the early diagnosis and treatment of AD and related conditions.

I.   COMPETITION

     The Company competes with many large pharmaceutical companies that are developing drug compounds similar to those being developed by the Company, especially in the area of acetylcholinesterase inhibitors. Many large pharmaceutical companies and smaller biotechnology companies have well funded research departments concentrating on therapeutic approaches to AD. The Company expects to encounter substantial competition for many of the principal pharmaceutical products it is developing, especially in the area of acetylcholinesterase inhibitors. However, the Company is not aware of any other commercial research programs in the area of butyrylcholinesterase inhibitors, and it believes that its patent protection covering the AIPs, if approved by the U.S. Patent Office, will offer broad based protection and will provide the Company with a significant competitive advantage to its competitors.

     In the intense competitive environment that is the pharmaceutical industry, those companies that complete clinical trials, obtain regulatory approval and commercialize their drug products first will enjoy competitive advantages. The Company believes that the compounds covered by its patent rights have unique characteristics that may enable them, if fully developed, to have a substantial market impact.

J.   EMPLOYEES

     The Company currently has four full time employees, all of whom are in administration/management. In February 1999, the Company came to an oral agreement with Linda Strascina under which Ms. Strascina will serve as Director of Corporate Communications and Investor Relations for an annual salary of $40,000, with a performance based bonus. Ms. Strascina is not an officer or director of the Company. See Item 5. Remuneration of Directors and Officers:
Employment Agreements for information on the Company's employment arrangements with its officers and directors. The Company expects to hire up to two more employees in 1999, in scientific management and support staff.

K.   INDEPENDENT CONTRACTORS

     Dr. Tadanobu Utsuki, a pharmaceutical chemist who is collaborating with Dr. Nigel Greig at the NIA on research concerning Phenserine and related compounds, signed a Professional Services Agreement with the Company on December 10, 1998 under which Dr. Utsuki was compensated in the amount of $9,250.00 for his research for the period from October 1, 1998 to January 1, 1999. Dr. Utsuki continues to do research for the Company on a month by month basis and is compensated at the rate of $3,000 per month.

L.   CONSULTANTS

     The Company has and will continue to make use of outside consultants and advisors in the development of its pharmaceutical products. The Company has entered into arrangements with eight consultants or advisors, five of whom sit on the Company's Scientific Advisory Board.

ITEM 2.        DESCRIPTION OF PROPERTY.

     The Company's operations are conducted from its offices in New York, New York, Seattle, Washington and Stevenson, Washington. The Stevenson, Washington facilities have been provided to the Company without charge on a temporary basis by an officer of the Company. The Company has leased office space in Seattle on a three month renewable basis. The Company has leased office space in New York for a one year period, renewable for an additional one year period.

     The Company does not currently own and the Company has not made any investments in real estate, including real estate mortgages, and the Company does not intend to make such investments in the near future.

Item 3.        PLAN OF OPERATION.

     The Company's predecessor Axonyx Inc. commenced operations in January 1997. The Company is in the development stage, and its efforts have been principally devoted to research and development activities and organizational efforts, including the development of pharmaceutical compounds and product candidates for the diagnosis and treatment of Alzheimer's Disease, other forms of dementia, Bovine Spongiform Encephalopathy and Creutzfeldt Jakob Disease, new variant, recruiting its scientific and management personnel and advisors and raising capital.

     The Company's plan of operation for the next 12 months will consist of research and development and related activities aimed at:

(1) initiating Phase I clinical trials on its lead acetylcholinesterase inhibitor, Phenserine. See Item 1. Description of Business - Axonyx Drug Discovery Programs - Program 1: Inhibitors of Acetylcholinesterase and Beta-Amyloid Precursor Protein (Beta-APP) Formation.

(2) further preclinical development at the NIA of the other acetylcholinesterase inhibitors, Tolserine and Thiatolserine, and continued study of the activity of the Phenserine analogues.

(3) further preclinical development at the NIA of the butyrylcholinesterase inhibitor, Cymserine and active analogues. See Item 1. Description of Business - Axonyx Drug Discovery Programs - Program 2: Inhibitors of Butyrylcholinesterase and Beta-Amyloid Precursor Protein (Beta-APP) Formation.

(4) further preclinical development of the Amyloid Inhibiting Peptides at NYU and at Ares Serono, additional work at other facilities with IN VIVO studies and development of a peptido-mimetic. See Item 1. Description of Business - Axonyx Drug Discovery Programs - Program 3: Amyloid Inhibiting Peptides (AIPs).

(5) further preclinical development of the Prion Inhibiting Peptides at NYU. See Item 1. Description of Business - Axonyx Drug Discovery Programs - Program 4: Prion Inhibiting Peptides (PIPs).

(6)  hiring a scientific director and an administrative assistant.

(7) seeking to establish additional strategic partnerships for the development, marketing, sales and manufacturing of the Company's proposed products. See
     Item 1.  Description of Business - Business Strategy.

     The actual research and development and related activities of the Company may vary significantly from current plans depending on numerous factors, including changes in the costs of such activities from current estimates, the results of the Company's research and development programs, the results of clinical studies, the timing of regulatory submissions, technological advances, determinations as to commercial viability and the status of competitive products. The focus and direction of the Company's operations will also be dependent on the establishment of the Company's collaborative arrangement with other companies, the availability of financing and other factors.

     Pursuant to its present cost projections, the Company has determined that it will require funding in the amount of approximately $2.2 million through August 31, 2000, however thereafter the Company may need to raise additional capital. In order to satisfy this funding requirement, during the period between October 1998 and December 1998, the Company received net proceeds of approximately $2.5 million from the sale of Units consisting of 1,030,000 shares of Common Stock and Common Stock Purchase Warrants to purchase 1,030,000 shares of Common Stock at an exercise price of $3.75. In addition, the Company received $250,000 in June 1999 in the form of a fee from Ares Serono pursuant to the Development Agreement and Right to License.

     As a result of such receipts, the Company believes that it has sufficient capital to finance the Company's plan of operation for approximately 12 months. The Company is currently undertaking a $5 million equity placement of units composed of shares of common stock and common stock purchase warrants, and is pursuing sub-licensing and other collaborative arrangements that may generate additional capital for the Company. As of August 2, 1999, proceeds in the amount of $825,000.00 have been received by the Company in relation to its current equity private placement. However, there can be no assurance that the Company will generate sufficient additional revenues, if any, to fund its operations beyond this 12 month period ended August 31, 2000, that the current equity financing will be successful, or that other potential financings through bank borrowings, debt or equity offerings, or otherwise, will be available on acceptable terms or at all.

ITEM 4.        DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES.

     The current executive officers, directors and significant employees of the Company are as follows:

NAME                               AGE       POSITION
----                               ---       --------
Marvin S. Hausman, M.D.            57        President & Chief Executive
                                             Officer, Director

Albert D. Angel                    61        Chairman of the Board
                                             of Directors

Michael M. Strage                  39        Vice President, Treasurer,
                                             Director

Michael R. Espey                   37        Vice President, Secretary,
                                             Director

Christopher Wetherhill             50        Director

     Each director is elected to hold office for a one year term or until the next annual meeting of stockholders and until his successor is elected and qualified. The officers of the Company serve at the pleasure of the Company's Board of Directors (the "Board").

     The following sets forth certain biographical information with respect to the directors and executive officers of the Company.

MARVIN S. HAUSMAN, M.D. Marvin Hausman has served as a Director and President & CEO of the Company since January 1999, and as a Director and President & CEO of the predecessor company, Axonyx Inc., from January 1997 to December 1998. Dr. Hausman was a founder of Medco Research Inc., a pharmaceutical biotechnology company specializing in adenosine products. He has thirty years experience in drug development and clinical care. Dr. Hausman received his medical degree from New York University School of Medicine in 1967 and has done residencies in General Surgery at Mt. Sinai Hospital in New York, and in Urological Surgery at U.C.L.A. Medical Center in Los Angeles. He also worked as a Research Associate at the National Institutes of Health, Bethesda, Maryland. He has been a Lecturer, Clinical Instructor and Attending Surgeon at the U.C.L.A. Medical Center Division of Urology and Cedars-Sinai Medical Center, Los Angeles. He has been a Consultant on Clinical/Pharmaceutical Research to various pharmaceutical companies, including Bristol-Meyers International, Mead-Johnson Pharmaceutical Company, Medco Research, Inc., and E.R. Squibb. Since October 1995 Dr. Hausman has been the President of Northwest Medical Research Partners, Inc., a medical technology and transfer company. He was a member of the board of directors of Medco Research, Inc. from May 1996 to July 1998. Dr Hausman has been a member of the board of directors of Regent Assisted Living, Inc., a company specializing in building assisted living centers including care of senile dementia residents, since March 1996. Dr. Hausman intends to devote at least 90% of his time to the Company.

ALBERT D. ANGEL, ESQ. Albert Angel has served as Chairman of the Board of Directors of the Company since January 1999 and served as Chairman of the Board of Directors of the predecessor company, Axonyx Inc., from April 1997 to December 1998. Mr. Angel has more than 30 years of experience in the pharmaceutical and biotechnology fields, primarily at Merck & Co., Inc. Mr. Angel received his law degree from Yale Law School in 1960 and, after army service, was with the firm of Hughes Hubbard Blair & Reed until 1967. Mr. Angel joined Merck in 1967 as Latin American attorney and served successively as European Counsel and International Counsel until 1977 when he relocated to London as Vice-President of Merck Sharp & Dohme (Europe), Inc. During the next 8 years he served first as Regional Director responsible for Merck's Scandinavian businesses and then as Chairman and Managing Director of Merck Sharp & Dohme Limited responsible for business activities in the United Kingdom, Ireland and Anglophone Africa. From 1985 to 1993 Mr. Angel served as Vice-President, Public Affairs for Merck & Co., Inc. Since 1993 Albert Angel has been President of Angel Consulting and since November 1994 Mr. Angel has been a partner in Naimark & Associates, both of which provide management, marketing, planning and public affairs advice to pharmaceutical and biotechnology companies. He is also vice-chair of the National Board of Trustees of the National Jewish Medical and Research Center (Denver, Colorado). Mr. Angel intends to devote at least 30% of his time to the Company.

CHRISTOPHER WETHERHILL Christopher Wetherhill has served as a Director of the Company since January 1999 and served as a Director of the predecessor company, Axonyx Inc., from August 1997 to December 1998. From 1971 until 1977 he was the manager of the accounting and management services department at Arthur Young & Co., now Ernst & Young, Bermuda. From 1977 to 1981, he was a director and financial controller of Offshore Contractors (Bermuda) Limited, a Bermuda company involved in offshore oil platform construction and shipping. He is a Fellow of the Institute of Chartered Accountants in England and Wales, a member of the Bermudian and Canadian Institutes of Chartered Accountants, and a Fellow of the Institute of Directors and Freeman of the City of London. Since September 21, 1994, Mr. Wetherhill has been the managing director of Boundary Bay Investments Limited, a major shareholder of the Company. Mr. Wetherhill is a chartered accountant and from September 1981 to June 1996, he was the President and Chief Executive Officer of Hemisphere Management Limited of Bermuda, a corporate management company. From June 1996 to the present Mr. Wetherhill has been President & CEO of MRM Financial Services Ltd. (the parent company of Hemisphere Management Limited).

MICHAEL M. STRAGE, ESQ. Mr. Strage has been a Director, Vice President and Treasurer of the Company since January 1999 and was a Director and Vice President of the predecessor company, Axonyx Inc., from January 1997 to December 1998. He served as Axonyx Inc.'s Secretary from January 1997 until September 1998, and as Treasurer until the merger in December 1998. Michael Strage is an attorney with experience in corporate transactions, commercial and securities law, and litigation. From August 1986 to March 1991 Mr. Strage was an assistant district attorney at the Manhattan District Attorney's office. From April 1991 until March 1996,
Mr. Strage was an associate at the Los Angeles law firm of Hancock, Rothert & Bunschoft. From April 1996 to August 1998 Mr. Strage was an employee at
Espey & Associates, Inc., a New York firm, where he was involved in structuring several transnational securities placements.

MICHAEL R. ESPEY, ESQ. Mr. Espey has been a Director, Vice President and Secretary of the Company since January 1999 and was a Director and Vice President of the predecessor company, Axonyx Inc., since January 1997. He served as Axonyx Inc.'s Treasurer from January 1997 until September 1998, and as Secretary until the merger in December 1998. Michael Espey is an attorney based in Seattle, Washington with extensive experience in securities law and investment banking. From October 1994 to December 1995 Mr. Espey served as General Counsel for the securities firm of Lee, Van Dyk, Zivarts, Pingree & Co. in Seattle. From January 1996 to March 1996 Mr. Espey was a self-employed attorney practicing corporate and securities law. From April 1996 to August 1998 Mr. Espey worked at Espey & Associates, Inc. a New York firm where he was involved in structuring several transnational securities placements.

     Michael Strage is married to Michael Espey's sister. There are no other family relationships between any of the officers and directors.

     The Company has constituted Audit, Nominating and Compensation Committees. The Audit Committee consists of Messrs. Christopher Wetherhill and Albert Angel. The Nominating Committee consists of Messrs. Marvin Hausman and Albert Angel. The Compensation Committee consists of Messrs. Albert Angel, Marvin Hausman and Christopher Wetherhill.

     The Audit Committee oversees the Company's audit activities to protect against improper and unsound practices and to furnish adequate protection to all assets and records. The Nominating Committee makes proposals to the full Board concerning the hiring or engagement of directors, officers and certain employee positions. The Compensation Committee makes proposals to the full Board for officer compensation programs, including salaries, option grants and other forms of compensation. It is expected that these committees will meet periodically on an informal basis

ITEM 5.        REMUNERATION OF DIRECTORS AND OFFICERS.

CASH COMPENSATION

     The Company, in its pre-merger period, did not pay any cash compensation to its officers and directors.

     Below is the aggregate annual remuneration of each of the highest paid persons who were officers or directors of Axonyx Inc., the Company's pre-merger predecessor, during Axonyx Inc.'s last two fiscal years ended December 31, 1997 and December 31, 1998.

                                           SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------------------------------------------------
                                  Annual Compensation                       Long Term Compensation
                         -------------------------------------   ----------------------------------------------
                                                                         Awards                 Payouts
                                                                 ----------------------   ---------------------
                                                                             Securities
                                                       Other                 Underly-
                                                       Annual    Restricted  ing Op-                  All Other
                                                       Compen-   Stock       tions/       LTIP        Compen-
Name and Principal       Year      Salary    Bonus      sation   Awards      SARs         Payouts     sation
    Position
---------------------------------------------------------------------------------------------------------------

Marvin S. Hausman, CEO   1998      $0        $0        $0        none        none         none        none
                         1997      $0        $0        $0        none        none         none        none



EMPLOYMENT AGREEMENTS

     Marvin S. Hausman, M.D., President & CEO. In January 1999, the Company came to an oral agreement with Marvin Hausman whereby Dr. Hausman will serve as President & CEO of the Company and as a Director of the Company for an annual salary of $125,000.

     Michael M. Strage, Vice President & Treasurer. In January 1999, the Company came to an oral agreement with Michael Strage whereby Mr. Strage will serve as Vice President & Treasurer of the Company and as a Director of the Company for an annual salary of $100,000.

     Michael R. Espey, Vice President & Secretary. In January 1999, the Company came to an oral agreement with Michael Espey whereby Mr. Espey will serve as Vice President & Secretary of the Company and as a Director of the Company for a monthly salary of $7,000.

DIRECTOR COMPENSATION

     In June 1997, Axonyx Inc. entered into a letter agreement and a Vesting Agreement with Mr. Angel pursuant to which Albert D. Angel, Chairman of the Board of

Directors, was issued 500,000 shares of restricted Common Stock subject to a two year vesting schedule ending March 1, 1999. Mr. Angel's shares vested pro rata on a monthly basis in compensation for his services as Chairman of the Board of Directors.

     Christopher Wetherhill served as a director of Axonyx Inc. from August 1997 to December 1998 without compensation. On January 13, 1999 Mr. Wetherhill was granted 40,000 options exercisable at $2.88 vesting over a four year period.

     Outside directors of the Company are compensated for the attendance of Board Meetings at the following rates: $500.00 for each Board Meeting attended in person, and $250.00 for each Board Meeting attended by telephone.

INCENTIVE AND NON-STATUTORY STOCK OPTION PLAN

     On December 1, 1998, the Board of Directors ratified a stock option plan called the "1998 Stock Option Plan" (the "Plan") and on December 4, 1998, the stockholders approved the Plan.

     The Company believes that the Plan will work to increase the proprietary interest in the Company of its directors, officers, employees and consultants, and to align more closely their interests with that of the Company's stockholders. The Plan will also maintain the Company's ability to attract and retain the services of experienced and highly qualified employees, officers, directors, and consultants.

     Under the Plan, the Company reserved an aggregate of 2,000,000 shares of Common Stock (as adjusted) for issuance pursuant to options granted under the Plan (the "Plan Options"). On February 2, 1999, the Board of Directors of the Company decided to adjust the number of shares reserved for issuance pursuant to the Options in relation to the two for one forward stock split on February 23, 1999. The Compensation Committee of the Board of Directors of the Company administers the Plan including, without limitation, the selection of persons who will be granted Options under the Plan, the type of Plan options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

     The Plan authorizes the issuance of incentive stock options ("ISOs") as defined in Section 422A of the Internal Revenue Code of 1986 and non-statutory stock options ("NSSOs").

     Any ISO granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any ISO granted to an eligible person owning more than 10% of the Company's Common Stock must be at least 110% of such fair market value as determined on the date of the grant. The aggregate fair market value of the shares covered by the ISOs granted under the Plan that become exercisable to a Plan participant for the first time in any calendar year is subject to a $100,000 limitation. The exercise price of each NSSO is determined by the Compensation Committee of the Board of

Directors, in its discretion. The Compensation Committee shall determine the term of the options, provided, however, that in no event may an ISO be exercisable more than ten years after the date of its grant and, in the case of an ISO granted to an eligible employee owning more than 10% of the Company's Common Stock, no more than five years after the date of the grant. Any option which is granted shall be vested and exercisable at such time as determined by the Compensation Committee.

     As of December 31, 1999, there were non-statutory stock options outstanding to purchase an aggregate of 150,000 shares granted by the Company's predecessor company Axonyx Inc. in 1997 under the 1997 Axonyx Stock Option Plan and assumed under the Plan upon the consummation of the merger.

OPTION GRANTS IN THE LAST FISCAL YEAR

     The Company did not grant any stock options in the last fiscal year. The Company's predecessor company, Axonyx Inc., also did not grant any options to purchase shares during Axonyx Inc.'s last fiscal year ended December 31, 1998.

                       OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                (INDIVIDUAL GRANTS)
--------------------------------------------------------------------------------
                              Percent of
                              Number of    Total
                              Securities   Options/
                              Underlying   SARs
                              Options/     Granted To
                              SARs         Employees    Exercise or
                              Granted      In Fiscal    Base Price   Expiration
          Name                (#)          Year         ($/Sh)       Date
--------------------------------------------------------------------------------
Marvin S. Hausman. M.D.       0            0            0            n/a
Albert D. Angel               0            0            0            n/a
Michael R. Espey              0            0            0            n/a
Michael M. Strage             0            0            0            n/a
Christopher Wetherhill        0            0            0            n/a



OPTION EXERCISES AND HOLDINGS

     No options to purchase shares of Common Stock of the Company or its predecessors were exercised during the fiscal year ended December 31, 1998. The number of unexercised options held as of the end of the 1998 fiscal year were 283,200. 150,000 non-statutory stock options were granted to Richard Salvador, a consultant to the Company on September 2, 1997 under the 1997 Axonyx Stock Option Plan. New York University is entitled to 76,980 non-statutory stock options, Dr. Blas Frangione and Dr. Claudio Soto are each entitled to 38,490 non-statutory stock options based on a percentage of the current shares outstanding, exercisable at certain capitalization milestones pursuant to Stock Option Agreements signed on April 3, 1997. See
Item 6.  Interests of Management and Others in Certain Transactions.

RECENT OPTION GRANTS

(These numbers have been adjusted to reflect the 2:1 forward stock split effective February 23, 1999)

     On January 4, 1999, the Company granted options to purchase 30,000 shares of Common Stock exercisable at $1.25 per share to Intertrend Management Limited under a Financial Consulting Agreement dated November 10, 1998 under which Intertrend was retained to perform investment banking and other services concerning the merger to the Company. These options were issued outside of the Stock Option Plan.

     On January 13, 1999, the Company granted an aggregate of 340,600 Non-Statutory Stock Options and 240,000 Incentive Stock Options to officers, directors and to a consultant of the Company pursuant to its 1998 Stock Option Plan under various vesting schedules:

     The Company granted 300,000 Non-Statutory Stock Options exercisable at $2.88 per share to Albert D. Angel, Chairman of the Board, with 75,000 vesting immediately, 75,000 vesting on January 1, 2000, 75,000 vesting on January 1, 2001, and 75,000 vesting on January 1, 2002. On January 13, 1999, Mr. Angel transferred all right, title and interest in these options to the Angel Brothers Partnership, a partnership consisting of Mr. Angel's adult sons.

     The Company granted 40,000 Non-Statutory Stock Options exercisable at $2.88 per share to Christopher Wetherhill, a director of the Company, with 10,000 options vesting immediately, 10,000 vesting on January 1, 2000, 10,000 vesting on January 1, 2001, and 10,000 vesting on January 1, 2002.

     The Company granted 600 Non-Statutory Stock Options exercisable at $2.88 per share to Roberta Matta, a consultant to the Company, with all shares vesting immediately.

     The Company granted 200,000 Incentive Stock Options exercisable at $3.11 per share to Marvin S. Hausman, President & CEO of the Company, with 50,000 options vesting immediately, 50,000 vesting on January 1, 2000, 50,000 vesting on January 1, 2001, and 50,000 vesting on January 1, 2002.

     The Company granted 40,000 Incentive Stock Options exercisable at $2.88 per share to Michael M. Strage, Vice President & Treasurer of the Company, with 10,000 options vesting immediately, 10,000 vesting on January 1, 2000, 10,000 vesting on January 1, 2001, and 10,000 vesting on January 1, 2002.

     On March 25, 1999, the Company granted 10,000 Non-Statutory Options exercisable at $2.87 per share to Marvin E. Jaffe, M.D., a consultant to the Company, with 5,000 options vesting immediately and 5,000 vesting on March 1, 2000.

     On March 25, 1999, the Company granted 5,000 Non-Statutory Options exercisable at $4.70 per share to Lawrence T. Friedhoff, a consultant to the Company, with all options vesting immediately.

     On March 25, 1999, the Company granted 2,500 Non-Statutory Options exercisable at $4.70 per share to Robert G. Burford, a consultant to the Company, with all options vesting immediately.

     On March 26, 1999, the Company granted 6,000 Non-Statutory Options exercisable at $2.87 per share to Norman W. Lavy, M.D., with 3,000 options vesting immediately and 3,000 options vesting on June 30, 1999.

     On June 7, 1999, the Company granted 20,000 Incentive Stock Options exercisable at $8.50 to Michael R. Espey, Vice President & Secretary of the Company, with 10,000 options vesting immediately, and 10,000 vesting on January 1, 2000.

ITEM 6.   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS.

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock (the "Shares") as of August 2, 1999 (a) by each person known to the Company to own beneficially 5% or more of any class of the Company's securities, including those shares subject to outstanding options and (b) by each of the Company's officers and directors and (c) by all officers and directors of the Company as a group. As of August 2, 1999 there were 12,566,002 shares of Common Stock of the Company issued and outstanding.


                                     NUMBER OF SHARES
NAME OF                              BENEFICIALLY
BENEFICIAL OWNER                     OWNED                    PERCENT OF CLASS
----------------                     ----------------         ----------------
Marvin S. Hausman, M.D. (2)          2,038,500                16.15%

Christopher Wetherhill (3)           1,077,500                 8.56%

Albert D. Angel (4)                    500,000                 3.98%

Michael M. Strage (5)                  260,000                 2.07%

Michael R. Espey (6)                   260,000                 2.07%
                                     ---------                -------
All directors and executive
officers (five persons) as a group   4,136,000                32.45%
                                     ---------                -------

Steven C. Espey (7)                  2,050,000                16.31%

Boundary Bay Investments Ltd. (8)      960,000                 7.58%

------------------------

(1) Unless otherwise indicated, the address of each of the listed beneficial owners identified above is 750 Lexington Avenue, Suite 1400, New York, NY 10022. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all the Shares beneficially owned by them.

(2) Marvin S. Hausman, M.D. was a founder of the Company and currently serves as the President and Chief Executive Officer. Includes (i) 1,988,500 shares owned by Dr. Hausman; and (ii) 50,000 vested but unexercised options exercisable at $3.11 per share granted on January 13, 1999.

(3) Christopher Wetherhill is a Director of the Company. Includes (i) 107,500 shares held in Mr. Wetherhill's name; (ii) 860,000 shares held by Boundary Bay Investments Ltd. ("BBI"). Mr. Wetherhill holds a controlling position as the Managing Director of BBI and is the sole beneficial owner; (iii) 100,000 shares that BBI may acquire upon conversion of the principal of two Convertible Notes in the aggregate amount of $200,000 with a conversion price of $2.00 per share; and (iv) 10,000 vested but unexercised options exercisable at $2.88 per share granted on January 13, 1999 held in Mr. Wetherhill's name. Mr. Wetherhill's address is 9 Church Street, Hamilton HM 11, Bermuda.

(4) Albert D. Angel is the Chairman of the Board of Directors of the Company. All shares are owned by Mr. Angel. On January 13, 1999, Albert Angel transferred 300,000 non-qualified stock options to the Angel Brothers Partnership, including 75,000 vested but unexercised options exercisable at $2.88 per share granted to Mr. Angel on January 13, 1999. See Part II,
     Item 5, Remuneration of Directors and Officers, Recent Option Grants.

(5) Michael M. Strage was a co-founder of the Company and currently serves as Vice President and Treasurer. Includes (i) 250,000 shares owned by Mr. Strage; and (ii) 10,000 vested but unexercised options exercisable at $2.88 per share granted on January 13, 1999.

(6) Michael R. Espey was a co-founder of the Company and currently serves as Vice President and Secretary. Includes (i) 250,000 shares owned by Mr. Espey; and (ii) 10,000 vested but unexercised options exercisable at $8.50 per share granted on June 7, 1999. Michael Espey's address is 1001 4th Avenue Plaza, Suite 3228, Seattle, WA 98154.

(7) Steven C. Espey was a founder of the Company. Steven Espey is Michael Espey's stepfather. All shares are owned by Mr. S. Espey. Mr. Espey's address is 358 East 69th Street, New York, NY 10021.

(8) Boundary Bay Investments Ltd. is a Cayman Islands corporation beneficially owned by Christopher Wetherhill, a director of the Company. Includes (i) 860,000 shares issued in the name of BBI; and (ii) 100,000 shares that BBI may acquire upon conversion of the principal of two Convertible Notes in the aggregate amount of $200,000 with a conversion price of $2.00 per share. The address of BBI is 3rd Floor Harbour Centre, George Town, Grand Cayman, Cayman Islands, B.W.I.

ITEM 7.        INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

(Numbers for Ionosphere, Inc. shares issued prior to the merger are adjusted retroactively to reflect the 1 for 2 reverse split on December 28, 1998 unless otherwise indicated.)

     During 1997 and up to March 1, 1999, Steven Espey provided the Company with the use of office space in New York. There has been no specific charge for such use of office space, although issuance of Common Stock to Steven Espey at the time of the Company's founding was designed, in part, to reflect this anticipated contribution. The

President of the pre-merger company, Ionosphere, Inc. provided Ionosphere with office space without charge from August 1997 to December 1998.

     Marvin S. Hausman, M.D. provided services as President & CEO to the Company predecessor Axonyx Inc. from the time it began operations in January 1997 without cash remuneration from Axonyx Inc. Michael Strage and Michael Espey provided services to the Company's predecessor Axonyx Inc. as officers since it began operations in January 1997 until September 1998 without cash remuneration.

     J.T. Jesky provided services as President to the pre-merger company Ionosphere, Inc. from the time it began operations in July 1997 until December 1998 without compensation from Ionosphere, Inc. Skyelan Rose provided services as Secretary and Ann Reihl provided services as Treasurer to the Ionosphere, Inc. from the time it began operations in July 1997 until December 1998.

     On March 5, 1997, Axonyx Inc. issued 4,300,000 shares of Common Stock to Boundary Bay Investments Ltd. Of these shares, 3,300,000 shares of Common Stock were issued upon assignment of option rights to certain exclusive patent rights, and 1,000,000 shares of Common Stock were issued for the commitment of an investment of $400,000 pursuant to an Investment Agreement dated February 18, 1997. The Company received $400,000 over a one year period between March 7, 1997 and February 4, 1998.

     On April 3, 1997, Axonyx Inc. signed a Stock Option Agreement with NYU under which NYU was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring NYU's shareholdings in the Company's Common Stock to 1.25% of the outstanding shares as of the date that the paid in capital of the Company is $5,000,000, and was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring NYU's shareholdings in the Company's Common Stock to 1.75% of the outstanding shares as of the date that the paid in capital of the Company is $10,000. On October 15, 1997 Axonyx Inc. issued 300,000 shares of Common Stock to NYU pursuant to this agreement. These options were issued outside of the 1997 Stock Option Plan.

     On April 3, 1997, Axonyx Inc. signed a Stock Option Agreement with Dr. Blas Frangione under which Dr. Frangione was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring Dr.
Frangione's shareholdings in the Company's Common Stock to 0.625% of the outstanding shares as of the date that the paid in capital of the Company is $5,000,000, and was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring Dr. Frangione's shareholdings in the Company's Common Stock to 0.875% of the outstanding shares as of the date that the paid in capital of the Company is $10,000,000.
On November 3, 1997, Axonyx Inc. issued 150,000 shares of Common Stock.
These options were issued outside of the 1997 Stock Option Plan.

     On April 3, 1997, Axonyx Inc. signed a Stock Option Agreement with Dr. Claudio Soto under which Dr. Soto was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring Dr. Soto's shareholdings in the Company's Common Stock to 0.625% of the outstanding shares as of the date that the paid in capital of the Company is $5,000,000, and was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring Dr. Soto's shareholdings in the Company's Common Stock to 0.875% of the outstanding shares as of the date that the paid in capital of the Company is $10,000,000. On October 1, 1997, Axonyx Inc. issued 150,000 shares of Common Stock. These options were issued outside of the 1997 Stock Option Plan.

     On August 27, 1997, Axonyx Inc. granted a director of the Company 500,000 shares of Common Stock subject to a two year vesting schedule in consideration of services rendered and to be rendered to the Company under a Vesting Agreement dated August 27, 1997.

     On August 28, 1997, Ionosphere, Inc. issued 3,000,000 shares of Common Stock, par value $0.001 to Ionosphere, LLC for cash of $4,200.00 and a note receivable for $45,000.00 due August 28, 1999, with interest at 8% per annum. T.J. Jesky, the President and CEO of Ionosphere, Inc. was the sole managing member of Ionosphere, LLC. The note receivable was paid off on May 19, 1998.

     On April 27, 1998, Axonyx Inc. issued a Nine Percent Convertible Note to Boundary Bay Investments Ltd. (BBI) in the amount of $125,000, evidencing a loan from BBI in that amount. This loan is convertible at $4.00 per share of Common Stock (pre-split). The loan bears interest at 9% per annum, with interest payments due annually. The Note matures May 1, 2000. The Company is current in its payment of interest on this Note.

     On May 19, 1998 Ionosphere, Inc. issued 215,000 shares of Common Stock to its founding shareholder, T.J. Jesky in consideration for the following: (1) forgiveness of loans to Ionosphere, Inc. in the amount of $4,645, (2) a Note Receivable issued on August 28, 1997 for $45,000.00 was paid off, (3) accrued interest on the Note Receivable in the amount of $2,604.00 was paid off, and
(4) a Deed of Trust for $260,000.00.

     Pursuant to a private offering of certain of the Axonyx Inc.'s securities between August 24, 1998 and December 28, 1998 (the August 1998 Offering), Axonyx Inc. issued an aggregate of 103 units at $25,000 per unit to 66 accredited and otherwise qualified investors based on their financial resources and knowledge of investments. In addition, each of the investors was provided with information and had access to relevant information about Axonyx Inc. Accordingly, the issuance of the securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in
Section 4(2) and Regulation D, Rule 506 of the Securities Act. Each unit ("Unit") consisted of 10,000 shares of Common Stock, par value $0.001 (the "Shares"), and 10,000 Stock Purchase Warrants (the "Warrants") at a price of $25,000 per Unit. Each Warrant entitled the holder to purchase one Share at a price of $3.75 until their expiration on October 1, 2001. The minimum investment was one Unit or $25,000, although Axonyx Inc., in its discretion, accepted subscriptions for one half Units from some investors. Axonyx Inc. received gross cash proceeds of $2,550,000 in the August 1998 Offering.

     On September 1, 1998, Axonyx Inc. issued a Nine Percent Convertible Note to Boundary Bay Investments Ltd. in the amount of $75,000.00, evidencing a loan from BBI in that amount. This loan is convertible at $2.00 per share of Common Stock. The Note bears interest at 9% per annum, with interest payments due annually. The Note matures September 1, 2000. The Company is current in its payment of interest on this Note.

     On December 28, 1998 an Agreement of Merger between Axonyx Inc., a Delaware corporation, and Ionosphere, Inc., a Nevada corporation, became effective. Ionosphere, Inc. was the surviving corporation in the merger (which represented a recapitalization for accounting purposes). Two days after the merger, on December 30, 1998 Ionosphere, Inc. amended its Articles of Incorporation to change its name to Axonyx Inc. The merger was consummated upon the issuance of 11,020,000 shares of Common Stock and 1,020,000 Common Stock purchase warrants of Ionosphere, Inc. to Axonyx Inc. shareholders in exchange for their Axonyx Inc. shares and warrants outstanding on the date of the merger. Pursuant to the merger, the pre-merger shareholders of Ionosphere retained a total of 600,001 shares of Common Stock (1,200,002 shares with application of the February 1999 2:1 forward stock split). As of January 1, 1999, the Company had 12,220,002 shares of Common Stock issued and outstanding (11,020,000 shares held by Axonyx Inc. shareholders and 1,200,002 shares held by Ionosphere shareholders), and 1,020,000 Common Stock purchase warrants issued to Axonyx Inc. shareholders. Pursuant to the merger, the Company assumed the 150,000 options to purchase shares of Common Stock issued under the 1997 Axonyx Stock Option Plan. On December 28, 1998 the officers and directors of Ionosphere, Inc. resigned after appointing the directors of Axonyx Inc. to compose the Board of Directors of Ionosphere, Inc. The business of the Company is the same as that of the pre-merger predecessor company, Axonyx Inc. The Articles of Merger were filed in Nevada and Delaware on December 30, 1998.

     The management of Axonyx Inc. undertook this merger into Ionosphere, Inc., a company whose shares traded on the Electronic Bulletin Board and was covered by three market makers, in order to increase the potential liquidity for its shareholders, to create a benchmark for the pricing of its common stock, and to advance the Company's goal of listing on the Nasdaq SmallCap Market.

     On May 20, 1999, the Company initiated a private placement offering of up to 200 units ("Units") to accredited, otherwise qualified investors based on their financial resources and knowledge of investments and to non-U.S. persons (the "May 1999 Offering"). In addition, each of the investors was provided with information and had access to relevant information about the Company. Accordingly, the issuance of the securities are exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in
Section 4(2) and Regulation D, Rule 506 of the Securities Act. Each unit ("Unit") consists of 4,000 shares of Common Stock, par value $0.001 (the

"Shares"), and 2,000 Stock Purchase Warrants (the "Warrants") at a price of $25,000 per Unit. Each Warrant entitles the holder to purchase one Share at a price of $11.00 until their expiration on August 1, 2004. The minimum investment is one Unit or $25,000, although the Company, in its discretion, may accept subscriptions for one half Units. The Company, as of August 2, 1999 had received gross cash proceeds of $825,000 in the May 1999 Offering.

ITEM 8.        DESCRIPTION OF SECURITIES

     The Company is currently authorized to issue up to 25,000,000 shares of Common Stock, $0.001 par value, of which 12,566,002 shares were outstanding as of August 2, 1999. The Company is also authorized to issue up to 5,000,000 shares of Preferred Stock, $0.001 par value of which no shares are issued and outstanding.

COMMON STOCK

     The Company is authorized to issue 25,000,000 shares of Common Stock, of which, as of the date of this amended Form 10-SB, 12,566,002 shares are outstanding and held by at least 314 holders of record. All outstanding shares are validly authorized and issued, fully paid and non-assessable.

     The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, holders of the shares are entitled to share ratably in all assets remaining after payment of liabilities. Holders of the shares have no preemptive rights and have no rights to convert their shares into any other securities.

PREFERRED STOCK

     The Company is authorized to issue up to 5,000,000 shares of Preferred Stock, $0.001 par value. The Company has not designated any classes of Preferred Stock. As of the date of this Form 10-SB no shares of Preferred Stock are issued and outstanding.

COMMON STOCK PURCHASE WARRANTS

     In connection with the Company's private offering of certain of the Company's securities over the period August 24, 1998 to December 28, 1998, the Company issued warrants to purchase 1,030,000 shares of Common Stock (the "1998 Warrants"). These 1998 Warrants are exercisable at $3.75 per share on or prior to October 1, 2001, the expiration date of the 1998 Warrants. The Company may call the 1998 Warrants for exercise if the average closing bid price for the Company's Common Stock is equal to or greater than $7.50 per share of Common Stock for any consecutive period of thirty days.

     In connection with the Company's on-going private offering of certain of the Company's securities beginning May 20, 1999, the Company has issued warrants to purchase 66,000 shares of Common Stock (the "1999 Warrants"). These 1999 Warrants are exercisable at $11.00 per share on or prior to August 1, 2004, the expiration date of the 1999 Warrants. The Company may call the 1999 Warrants for exercise if the average closing bid price for the Company's Common Stock is equal to or greater than $20.00 per share of Common Stock for any consecutive period of thirty days.

     Except where indicated the following rights and obligations apply to both the 1998 and 1999 Warrants (collectively the "Warrants"). Warrant holders do not have any voting or any other rights as stockholders of the Company. The exercise price and the number of shares of Common Stock issuable on exercise of the Warrants are subject to adjustment in certain circumstances against dilution, including reorganization, consolidation, merger, sale or conveyance of all or substantially all of its assets, or if the Company shall by subdivision, combination or reclassification of securities, change the Warrant Stock into the same or a different number of securities. The Warrants may be exercised upon the surrender of the Warrant Certificate on or prior to the expiration date (or earlier redemption date) of such Warrant at the offices of the Company's transfer agent, with the form of a Notice of Exercise , completed and executed, accompanied by payment of the full exercise price (by certified or bank check, payable to the order of the Company), for the number of shares with respect to which the Warrant is being exercised. Pursuant to Registration Rights Agreements, certain piggy-back registration rights apply respectively to the Warrant Stock issuable upon exercise of the 1998 and 1999 Warrants. The Company is not required to issue fractional shares upon the exercise of the Warrants.

OPTIONS.

     As of August 2, 1999, the Company had options outstanding to purchase an aggregate of approximately 804,000 shares of Common Stock of the Company at prices ranging from $0.001 to $3.11 per share and for exercise periods ranging from 12/1/2000 to 1/1/2009, except for the 153,960 options granted to NYU, Dr. Blas Frangione and Dr. Claudio Soto that have exercise periods pegged to the dates on which the Company achieves certain equity capitalization milestones.

CONVERTIBLE PROMISSORY NOTES.

     On April 27, 1998, the Company issued a Nine Percent Convertible Note to Boundary Bay Investments Ltd. in the amount of $125,000 and on September 1, 1998, the Company issued a Nine Percent Convertible Note to BBI in the amount of $75,000.00 (collectively, the "Notes"), each respectively evidencing loans from BBI in those amounts. These loans are convertible at $2.00 per share of Common Stock (post split price). Each Note bears interest at 9% per annum, with interest payments due annually. The Notes mature on May 1, 2000 and September 1, 2000, respectively, unless prepaid by the Company prior thereto or converted into shares of Common Stock at $2.00 per share at the Holder's discretion.

     Currently, there are $200,000 of Notes outstanding. All interest on the Notes has been paid by the Company and neither of the Notes are in default.

                                       PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

     The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "AXYX" and commenced its trading under that symbol on January 4, 1999. Prior to the merger the Common Stock was quoted under the symbol "IONO" with trading commencing beginning July 23, 1998. The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs, and commissions and may not necessarily represent actual transactions. These bid quotations have been adjusted retroactively by the pre-merger company Ionosphere, Inc.'s one for two reverse stock split in conjunction with the merger on December 28, 1998 and the Company's two for one forward stock split of February 23, 1999.



Period                                  High           Low
------                                  ----           ---
Third Quarter ended 9/30/98             $3.00          $0.25
Fourth Quarter ended 12/31/98           $5.50          $0.25

First Quarter ended 3/31/99             $9.25          $2.50
Second Quarter ended 6/30/99            $11.00         $6.00
July 1, 1999 to August 2, 1999          $9.25          $8.25

     The transfer agent of the Company is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, Reno, Nevada 89501.

     As of August 2, 1999 there were approximately 314 holders of record of the Company's Common Stock, of which 12,566,002 were issued and outstanding.

     The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.        LEGAL PROCEEDINGS.

     The Company is not involved in any legal proceedings, and there are no material pending legal proceedings of which the Company is aware.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Pursuant to the merger between Ionosphere, Inc. and Axonyx Inc., the management of the Company decided, on a post merger basis, to retain Richard A. Eisner & Company, LLC ("RAE") as independent auditors of the Company. RAE had audited the financial statements of Axonyx Inc. for the fiscal year ended December 31, 1997. The Board of Directors of Axonyx Inc. appointed RAE as accountants for the Company on December 1, 1998 to audit the financial statements of the Company for the year ending December 31, 1998. This decision was ratified at a Special Meeting of Shareholders of Axonyx Inc. on December 28, 1998 concurrent with the consummation of the merger.

     Barry L. Friedman, CPA of 1582 Tulita Drive, Las Vegas, NV 89123 audited the financial statements of Ionosphere, Inc. for the periods from July 29, 1997 (inception) to August 31, 1997, from inception to December 31, 1997, from inception to March 3, 1998, and from January 1, 1998 to May 21, 1998. During the engagement of Mr. Friedman as independent auditors of Ionosphere, Inc., there were no disagreements between the Company and either auditor on any matter accounting principles or practices, financial statement disclosure or auditing scope or procedure. Mr. Friedman noted Ionosphere, Inc.'s lack of operations and revenue and its need for additional capital. These factors raised substantial doubt about Ionosphere, Inc.'s ability to continue as a going concern. Mr. Friedman was dismissed as Ionosphere, Inc.'s independent auditor on December 6, 1998 by Board of Directors resolution, the date on which James E. Slayton, CPA, was appointed as Ionosphere, Inc.'s interim independent auditor. The change of independent auditors was made on the basis of the relative fees charged by each individual and the time constraints imposed by the pending merger.

     James E. Slayton, CPA of 3867 West Market St., Suite 208, Akron, OH 44333 audited the balance sheet of Ionosphere, Inc. as of November 30, 1998 and the statements of operations, stockholder's equity and cash flows for the period January 1, 1998 to November 30, 1998. During the engagement of Mr. Slayton as the independent auditor of Ionosphere, Inc., there were no disagreements between the Company and Mr. Slayton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Mr. Slayton noted Ionosphere, Inc.'s lack of revenue and its need for additional capital. These factors raised substantial doubt about Ionosphere, Inc.'s ability to continue as a going concern.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES.

(Numbers for Ionosphere, Inc. shares issued prior to the merger are adjusted retroactively to reflect the 1 for 2 reverse split on December 28, 1998.)

     On March 5, 1997, Axonyx Inc. issued 4,300,000 shares of Common Stock to Boundary Bay Investments Ltd. Of these shares, 3,300,000 shares of Common Stock were issued upon assignment of option rights to certain exclusive patent rights, and 1,000,000 shares of Common Stock were issued for the commitment of an investment of $400,000 pursuant to an Investment Agreement dated February 18, 1997. The Company received $400,000 over a one year period between March 7, 1997 and February 4, 1998. The issuance of the securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2).

     On April 3, 1997, Axonyx Inc. signed a Stock Option Agreement with NYU under which NYU was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring NYU's shareholdings in the Company's Common Stock to 1.25% of the outstanding shares as of the date that the paid in capital of the Company is $5,000,000, and was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring NYU's shareholdings in the Company's Common Stock to 1.75% of the outstanding shares as of the date that the paid in capital of the Company is $10,000,000. On October 15, 1997 Axonyx Inc. issued 300,000 shares of Common Stock to NYU pursuant to this agreement. These options were issued outside of the 1997 Stock Option Plan. The issuance of the securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2).

     On April 3, 1997, Axonyx Inc. signed a Stock Option Agreement with Dr. Blas Frangione under which Dr. Frangione was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring Dr. Frangione's shareholdings in the Company's Common Stock to 0.625% of the outstanding shares as of the date that the paid in capital of the Company is $5,000,000, and was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring Dr. Frangione's shareholdings in the Company's Common Stock to 0.875% of the outstanding shares as of the date that the paid in capital of the Company is $10,000,000. On November 3, 1997, Axonyx Inc. issued 150,000 shares of Common Stock. These options were issued outside of the 1997 Stock Option Plan. The issuance of the securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2).

     On April 3, 1997, Axonyx Inc. signed a Stock Option Agreement with Dr. Claudio Soto under which Dr. Soto was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring Dr. Soto's shareholdings in the Company's Common Stock to 0.625% of the outstanding shares as of the date that the paid in capital of the Company is $5,000,000, and was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring Dr. Soto's shareholdings in the Company's Common
Stock to 0.875% of the outstanding shares as of the date that the paid in capital of the Company is $10,000,000. On October 1, 1997, Axonyx Inc.
issued 150,000 shares of Common Stock. These options were issued outside of the 1997 Stock Option Plan. The issuance of the securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2).

     On August 27, 1997, Axonyx granted a director of the Company 500,000 shares of Common Stock subject to a two year vesting schedule in consideration of services rendered and to be rendered to the Company under a Vesting Agreement dated August 27, 1997. The issuance of the securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2).

     Between October 15, 1997 and March 3, 1998 Ionosphere, Inc. issued 750,000 shares of Common Stock par value $0.001 at a price of $0.05 per share to 29 investors in a private offering registered with the State of Nevada pursuant to N.R.S. 90.490. Ionosphere, Inc. received gross cash proceeds of $37,500 in this offering. The issuance of the shares was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in
Section 4(2) and Regulation D, Rule 504 of the Securities Act.

     On April 27, 1998, the Company issued a Nine Percent Convertible Note to Boundary Bay Investments Ltd. (BBI) in the amount of $125,000, evidencing a loan from BBI in that amount. This loan is convertible at $4.00 per share of Common Stock (pre-split). The loan bears interest at 9% per annum, with interest payments due annually. The Note matures May 1, 2000. The issuance of the securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2).

     On November 16, 1998, Ionosphere, Inc. completed a private stock offering that was registered with the State of Nevada pursuant to N.R.S. 90.490 and was exempt from federal registration requirements pursuant to Regulation D, Rule 504 of the Securities Act. Ionosphere, Inc. issued 350,000 shares of Common Stock to two accredited investors at a price of $0.10 per share for total cash proceeds of $35,000.00.

     Pursuant to a private offering of certain of the Axonyx Inc.'s securities between August 24, 1998 and December 28, 1998 (the August 1998 Offering), Axonyx Inc. issued an aggregate of 103 units at $25,000 per unit to 66 accredited and otherwise qualified investors based on their financial resources and knowledge of investments. In addition, each of the investors was provided with information and had access to relevant information about Axonyx Inc. Accordingly, the issuance of the securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in
Section 4(2) and Regulation D, Rule 506 of the Securities Act. Each unit ("Unit") consisted of 10,000 shares of Common Stock, par value $0.001 (the "Shares"), and 10,000 Stock Purchase Warrants (the "Warrants") at a price of $25,000 per Unit.

Each Warrant entitled the holder to purchase one Share at a price of $3.75 until their expiration on October 1, 2001. The minimum investment was one Unit or $25,000, although Axonyx Inc., in its discretion, accepted subscriptions for one half Units from some investors. Axonyx Inc. received gross cash proceeds of $2,550,000 in the August 1998 Offering.

     On September 1, 1998, Axonyx Inc. issued a Nine Percent Convertible Note to Boundary Bay Investments Ltd. in the amount of $75,000.00, evidencing a loan from BBI in that amount. This loan is convertible at $4.00 per share of Common Stock (pre-split). The Note bears interest at 9% per annum, with interest payments due annually. The Note matures September 1, 2000. The issuance of the securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2).

     On December 28, 1998 an Agreement of Merger between Axonyx Inc., a Delaware corporation, and Ionosphere, Inc., a Nevada corporation, became effective. Ionosphere, Inc. was the surviving corporation in the merger (which represented a recapitalization for accounting purposes). The merger was consummated upon the issuance of 11,020,000 shares of Common Stock and 1,020,000 Common Stock purchase warrants of Ionosphere, Inc. to Axonyx Inc. shareholders in exchange for their shares and warrants outstanding on the date of the merger. Pursuant to the merger, the pre-merger shareholders of Ionosphere retained a total of 600,001 shares of Common Stock (1,200,002 shares with application of the February 1999 2:1 forward stock split). As of January 1, 1999, the Company had 12,220,002 shares of Common Stock issued and outstanding (11,020,000 shares held by Axonyx Inc. shareholders and 1,200,002 shares held by Ionosphere shareholders), and 1,020,000 Common Stock purchase warrants issued to Axonyx Inc. shareholders. The issuance of the securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2).

     On May 20, 1999, the Company initiated a private placement offering of up to 200 units ("Units") to accredited, otherwise qualified investors based on their financial resources and knowledge of investments and to non-U.S. persons (the "May 1999 Offering"). In addition, each of the investors was provided with information and had access to relevant information about the Company. Accordingly, the issuance of the securities are exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in
Section 4(2) and Regulation D, Rule 506 of the Securities Act. Each unit ("Unit") consists of 4,000 shares of Common Stock, par value $0.001 (the "Shares"), and 2,000 Stock Purchase Warrants (the "Warrants") at a price of $25,000 per Unit. Each Warrant entitled the holder to purchase one Share at a price of $11.00 until their expiration on August 1, 2004. The minimum investment was one Unit or $25,000, although the Company, in its discretion, may accept subscriptions for one half Units. The Company, as of August 2, 1999 had sold 33 Units and received gross cash proceeds of $825,000 in the May 1999 Offering.

ITEM 5.        INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Indemnification of officers and directors of Axonyx Inc. is governed by the relevant provisions of the Nevada General Corporation Law, the Articles of Incorporation and the By-Laws of the Company. The relevant sections of the Articles of Incorporation and the By-Laws of the Company are set forth below. The Nevada General Corporation Law generally allows a corporation to indemnify any particular officer and director who was or is a party or is threatened to be made a party to an action, suit or proceeding, except for an action by or in the right of the corporation, by reason of the fact that he is or was an officer or director of the corporation. Any such indemnification may be authorized by the corporation in a specific case upon a determination that such indemnification of the officer or director is proper under the circumstances. Such determination must be made by the stockholders of the corporation, by a majority vote of a quorum of directors who were not parties to the action, suit or proceeding, or under certain circumstances, by independent legal counsel in a written opinion.

     The indemnification provisions provided in Section 78.751 of the Nevada General Corporation Law, the Articles of Incorporation of the Company and By-Laws of the Company shall include, but not be limited to, reimbursement of all fees, including amounts paid in settlement and attorney's fees actually and reasonably incurred, in connection with the defense or settlement of any action or suit if such party to be indemnified acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company. Indemnification may not be made for any claim, issue or matter as to which the person claiming after exhaustion of all appeals therefrom to be liable to the Company for amounts paid in settlement to the Company unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that the person is fairly and reasonably entitled to indemnification for such expenses as the court deems proper.

     ARTICLE XI OF THE ARTICLES OF INCORPORATION OF THE COMPANY PROVIDES AS
FOLLOWS:

     The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of the Nevada Revised Statutes of the State of Nevada, as the same may be amended and supplemented. The corporation shall indemnify any person who incurs expenses by reason of the fact that he or she is or was an officer, director, employee or agent of the corporation. This indemnification shall be mandatory on all circumstances in which indemnification is permitted by law.

     ARTICLE VI OF THE BY-LAWS OF THE COMPANY PROVIDES AS FOLLOWS:

     The corporation shall, to the maximum extent and in the manner permitted by the Nevada Revised Statutes, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a

"director" or "officer" of the corporation includes any person (i) who is or was a director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

     The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the Nevada Revised Statutes.

                                  PART F/S

     The following financial statements of Axonyx Inc. are filed as part of this registration statement on Form 10-SB:

Balance sheet as of December 31, 1998.

Statements of operations for the year ended December 31, 1998, and for the periods from January 9, 1997 (commencement of operations) through December 31, 1997 and through December 31, 1998.

Statements of changes in stockholders' equity for the year ended December 31, 1998 and for the period from January 9, 1997 (commencement of operations) through December 31, 1997.

Statements of cash flows for the year ended December 31, 1998, and for the periods from January 9, 1997 through December 31, 1997 and through December 31, 1998.

Balance sheet as March 31, 1999 (unaudited)

Statements of operations for the three months ended March 31, 1999 and 1998, and January 9, 1997 (commencement of operations) through March 31, 1999 (unaudited).

Statements of cash flows for the three months ended March 31, 1999, and 1998, and January 9, 1997 (commencement of operations) through March 31, 1999 (unaudited).

                                    AXONYX INC.
                           (A DEVELOPMENT STAGE COMPANY)

                                FINANCIAL STATEMENTS

                                 DECEMBER 31, 1998

AXONYX INC.
(a development stage company)

CONTENTS


                                                                          PAGE
                                                                          ----

FINANCIAL STATEMENTS

  Independent auditors' report                                            F-2

  Balance sheet as of December 31, 1998                                   F-3

  Statements of operations for the year ended December 31, 1998, and for the periods from January 9, 1997 (commencement of
     operations) through December 31, 1997 and through
     December 31, 1998                                                    F-4

  Statements of changes in stockholders' equity for the year ended
     December 31, 1998 and for the periods from January 9, 1997
    (commencement of operations) through December 31, 1997 and
    through December 31, 1998                                             F-5

  Statements of cash flows for the year ended December 31, 1998, and for the periods from January 9, 1997 (commencement of
     operations) through December 31, 1997 and through
     December 31, 1998                                                    F-6

  Notes to financial statements                                           F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Axonyx Inc.


We have audited the accompanying balance sheet of Axonyx Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, for the periods from January 9, 1997 (commencement of operations) through December 31, 1997 and through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Axonyx Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, and for the periods from January 9, 1997 through December 31, 1997 and through December 31, 1998, in accordance with generally accepted accounting principles.


RICHARD A. EISNER & COMPANY, LLP


New York, New York
February 15, 1999

With respect to Note G[5]
February 23, 1999

AXONYX INC.
(a development stage company)

BALANCE SHEET
DECEMBER 31, 1998


ASSETS
Current assets:
  Cash and cash equivalents                                                                 $  1,558,000
  Stock subscriptions receivable                                                                 750,000
  Other assets                                                                                     4,000
                                                                                            ------------
     Total current assets                                                                      2,312,000

Equipment, net                                                                                     1,000
                                                                                            ------------
                                                                                            $  2,313,000
                                                                                            ------------
                                                                                            ------------

LIABILITIES
Current liabilities:
  Accrued expenses                                                                          $    119,000

Convertible notes payable and accrued interest                                                   210,000
                                                                                           ------------
     Total liabilities                                                                           329,000
                                                                                            ------------

Commitments

STOCKHOLDERS' EQUITY (Note A)
Preferred stock - $.001 par value, 5,000,000 shares authorized; none issued
Common stock - $.001 par value, 25,000,000 shares authorized; 12,220,002 shares issued
  and outstanding                                                                                 12,000
Additional paid-in capital                                                                     3,363,000
Unearned compensation - stock/options                                                            (41,000)
Deficit accumulated during the development stage                                              (1,350,000)
                                                                                            ------------

     Total stockholders' equity                                                                1,984,000
                                                                                            ------------

                                                                                            $  2,313,000
                                                                                            ------------
                                                                                            ------------

                       SEE NOTES TO FINANCIAL STATEMENTS

AXONYX INC.
(a development stage company)

STATEMENTS OF OPERATIONS

                                                                                  JANUARY 9, 1997
                                                                                 (COMMENCEMENT OF
                                                                                OPERATIONS) THROUGH
                                                        YEAR ENDED                  DECEMBER 31,
                                                        DECEMBER 31,      -----------------------------
                                                            1998              1997              1998
                                                        ------------      ------------     ------------
Costs and expenses:
  Research and development                              $   353,000       $   482,000      $    835,000
  General and administrative                                289,000           216,000           505,000
                                                        ------------      ------------     ------------


Loss from operations                                       (642,000)         (698,000)       (1,340,000)
Interest expense                                            (10,000)                0           (10,000)
                                                        ------------      ------------     ------------

NET LOSS/COMPREHENSIVE LOSS                             $  (652,000)      $  (698,000)     $ (1,350,000)
                                                        ------------      ------------     ------------
                                                        ------------      ------------     ------------

NET LOSS PER COMMON SHARE-BASIC AND DILUTED             $      (.07)      $      (.08)
                                                        ------------      ------------
                                                        ------------      ------------

WEIGHTED AVERAGE SHARES-BASIC AND DILUTED                 9,886,000       $ 9,230,000
                                                        ------------      ------------
                                                        ------------      ------------

                       SEE NOTES TO FINANCIAL STATEMENTS

AXONYX INC.
(a development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Note A)

                                       COMMON STOCK                                               DEFICIT
                                 ------------------------                      UNEARNED         ACCUMULATED
                                    NUMBER                   ADDITIONAL     COMPENSATION -      DURING THE          TOTAL
                                      OF                       PAID-IN          STOCK/          DEVELOPMENT     STOCKHOLDERS'
                                    SHARES        AMOUNT       CAPITAL         OPTIONS             STAGE            EQUITY
                                 ------------   ---------   ------------   ---------------     -------------    -------------
Issuance of founders'
   common stock at $.001
   per share                        7,900,000   $   8,000   $     (6,000)                                       $       2,000
Issuance of common
   stock - March 5, 1997
   at $.40 per share                1,000,000       1,000        399,000                                              400,000
Issuance of common
   stock to New York
   University and scientists
   at $.40 per share for
   services - April 1, 1997           600,000       1,000        239,000                                              240,000
Common stock issued to
   officer - August 27, 1997          500,000                    190,000   $      (190,000)                                 0
Stock options granted                                             57,000           (57,000)                                 0
Amortization                                                                        88,000                             88,000
Net loss                                                                                       $    (698,000)        (698,000)
                                 ------------   ---------   ------------   ---------------     -------------    -------------
BALANCE - DECEMBER 31,
   1997                            10,000,000      10,000        879,000          (159,000)         (698,000)          32,000
Issuance of common stock
   and warrants (net of
   expenses of $16,000)
   October 9, 1998 to
    December 31, 1998 at
   $25,000 per unit                 1,020,000       1,000      2,533,000                                            2,534,000
Shares deemed issued to
   stockholders (net
   of costs of $52,000) -
   December 28, 1998                1,200,002       1,000        (49,000)                                             (48,000)
Amortization                                                                       118,000                            118,000
Net loss                                                                                            (652,000)        (652,000)
                                 ------------   ---------   ------------   ---------------     -------------    -------------
BALANCE - DECEMBER 31,
   1998                            12,220,002   $  12,000   $  3,363,000   $       (41,000)    $  (1,350,000)   $   1,984,000
                                 ------------   ---------   ------------   ---------------     -------------    -------------
                                 ------------   ---------   ------------   ---------------     -------------    -------------


                       SEE NOTES TO FINANCIAL STATEMENTS

AXONYX INC.
(a development stage company)

STATEMENTS OF CASH FLOWS

                                                                                                        JANUARY 9, 1997
                                                                                                       (COMMENCEMENT OF
                                                                                                     OPERATIONS) THROUGH
                                                                YEAR ENDED                 DECEMBER 31,
                                                                DECEMBER 31,      ---------------------------
                                                                    1998              1997           1998
                                                               -------------      ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                    $    (652,000)     $   (698,000)  $ (1,350,000)
   Adjustments to reconcile net loss to net cash used in
      operating activities:
        Amortization                                                 118,000            88,000        206,000
        Cost of services paid with common stock                                        240,000        240,000
        Depreciation                                                                     1,000          1,000
        Changes in:
           Accrued expenses and interest                              67,000            62,000        129,000
                                                               -------------      ------------   ------------
              Net cash used in operating activities                 (467,000)         (307,000)      (774,000)
                                                               -------------      ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of equipment                                                                (2,000)        (2,000)
                                                                                  ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from convertible notes payable                           200,000                          200,000
   Net proceeds from issuance of common stock and warrants         1,854,000           332,000      2,186,000
   Cost of merger                                                    (52,000)                         (52,000)
                                                               -------------      ------------   ------------
              Net cash provided by financing activities            2,002,000           332,000      2,334,000
                                                               -------------      ------------   ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                          1,535,000            23,000      1,558,000
Cash and cash equivalents at beginning of period                      23,000                 0              0
                                                               ------------      ------------   ------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $   1,558,000      $     23,000   $  1,558,000
                                                               -------------      ------------   ------------
                                                               -------------      ------------   ------------


                       SEE NOTES TO FINANCIAL STATEMENTS

AXONYX INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998


NOTE A - THE COMPANY

lonosphere, Inc. ("lonosphere"), an inactive corporation, was incorporated in the State of Nevada on July 29, 1997. Effective December 28, 1998, Axonyx Inc. ("Axonyx" or the "Company"), a Delaware corporation (formed September 1996), merged into Ionosphere, an inactive corporation. The merger was consummated through an exchange of shares that resulted in the former Axonyx stockholders receiving control of Ionosphere (see below for further discussion). The merger has been treated as a capital transaction for accounting purposes. In connection therewith, Axonyx's historic capital accounts were retroactively adjusted to reflect the equivalent number of shares issued by Ionosphere in the transaction while Axonyx's historical accumulated deficit was carried forward. The operations reflect those of Axonyx from the commencement of its operations (January 9, 1997). On December 28, 1998, Ionosphere changed its name to Axonyx Inc. Through December 31, 1998, the Company has been in the development stage and has conducted no revenue producing activities. The Company's efforts are devoted to the discovery, development and acquisition of proprietary pharmaceutical compounds and new technologies useful for the treatment of cognitive disorders including Alzheimer's Disease. In September 1996, the Company obtained an assignment of an option to negotiate a research and license agreement with New York University. The agreement covers the exclusive worldwide rights to a research project entitled "A New Therapeutic Approach for Alzheimer's Disease: Design of Anti-Amyloid Inhibitors of Amyloidogenesis" (see Note C). In addition, the assignment included the rights to acquire a license to certain proprietary bio-medical technology, patents and related intellectual property concerning an early stage compound known as "Phenserine" (see Note D). 3,300,000 shares of common stock were issued in exchange for these assignments of option rights.

As discussed above, the merger between Axonyx and Ionosphere is accounted for as a recapitalization. In accordance with the merger, Ionosphere issued 11,020,000 shares of its capital stock and 1,020,000 stock purchase warrants to the stockholders of Axonyx in exchange for the outstanding common shares and warrants of Axonyx.

The Company is subject to those risks associated with development stage companies. The Company has sustained recurring losses since inception and additional financing will be required by the Company to fund its research and development activities and to support operations. However, there is no assurance that the Food and Drug Administration will grant approval to the Company's products or that profitable operations can be attained.


NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1]    CASH EQUIVALENTS:

       The Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

[2]    EQUIPMENT:

       Equipment is carried at cost less an allowance for depreciation. Depreciation is recorded using the straight-line method over its estimated useful life of five years.

[3]    RESEARCH, DEVELOPMENT AND PATENT:

       Research and development costs including certain costs related to patent applications are charged to operations as incurred.

AXONYX INC.
(a development stage company)


NOTE B - SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

[4]    USE OF ESTIMATES:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

[5]    STOCK-BASED COMPENSATION:

       The Company accounts for its employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and discloses the pro forma effects on net loss had the fair value of options been expensed. Under the provisions of APB 25, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock.

[6]    FAIR VALUE OF FINANCIAL INSTRUMENTS:

       The carrying value of cash and accrued expenses approximates their fair value due to the short period to maturity of these instruments. The fair value of the convertible notes payable are not readily determinable due to the related party nature of those instruments.

[7]    NET LOSS PER COMMON SHARE:

       Statement of Financial Accounting Standards No.128, "Earnings Per Share" ("SFAS 128") requires the reporting of basic and diluted earnings/loss per share. Basic loss per share is calculated by dividing net loss by the weighted average number of outstanding common shares during the year. As all potential common shares are anti-dilutive, the effects of options, warrants and convertible securities are not included in the calculation of diluted loss per share.

[8]    RECENT PRONOUNCEMENTS:

       The Financial Accounting Standards Board has recently issued Statements of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure," No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company believes that the above pronouncements will not have a significant effect on the information presented in the financial statements.


NOTE C - AGREEMENT WITH NEW YORK UNIVERSITY ("NYU")

In April 1997, the Company entered into a research and license agreement with NYU, as amended to provide funding and sponsor the research relating to the diagnosis and treatment of Alzheimer's Disease and other amyloidosis disorders, in exchange for a payment of $25,000 upon signing of the agreement, sixteen consecutive quarterly payments of $75,000 beginning on April 1, 1997, and 600,000 shares of common stock with a fair value of $240,000 (issued to NYU and its scientists, collectively "NYU stockholders"). The agreement also provides for

AXONYX INC.
(a development stage company)


NOTE C - AGREEMENT WITH NEW YORK UNIVERSITY ("NYU") (CONTINUED)

payments to NYU aggregating $175,000 upon achieving certain clinical and regulatory milestones. In addition, the Company has agreed to pay NYU royalties of up to 4% of net product sales under the agreement with minimum royalty payments of $150,000 beginning January 1, 2003 through the expiration or termination of the agreement, as defined. Further, the Company is required to use its best efforts to raise an aggregate of $5,000,000 through one or more private placements of equity securities prior to April 1999, (excluding grace period) under the terms of its amended agreement with NYU. As of December 31, 1998, the Company has raised approximately $2,950,000 in equity financing.

Since entering into the agreement, the Company has paid $550,000 to NYU.


NOTE D - AGREEMENT WITH CURE, L.L.C. ("CURE")

On February 27, 1997, the Company entered into a sub-license agreement ("CURE Agreement") with CURE where the Company would receive the rights covering the patents that CURE obtained through the "PHS Patent License Agreement-Exclusive" it entered into with the Public Health Service. The CURE Agreement provided for a payment of $15,000 upon signing of the agreement and a payment of $10,000 six months after the signing of the agreement. The CURE Agreement also provides for payments to CURE aggregating $600,000 when certain clinical and regulatory milestones are achieved. In addition, the Company has agreed to pay CURE royalties of up to 3% of net product sales and sub-license royalties as defined under the agreement, with minimum annual royalty payments of $10,000 beginning on January 31, 2000 increasing to $25,000 per annum on commencement of sales of the product until the expiration or termination of the agreement. Any royalty payments made to CURE shall be credited against the minimum payments.

Since entering into the agreement, the Company has paid $25,000 to CURE.


NOTE E - INCOME TAXES

At December 31, 1998, the Company has available for federal income tax purposes a net operating loss carryforward of approximately $427,000, expiring through 2012, that may be used to offset future taxable income. Approximately $46,000 of such net operating loss carryforward is subject to an annual limitation as a result of merger referred to in Note A.

The deferred tax consequences of temporary differences in reporting items for tax and financial accounting purposes at December 31, 1998 result primarily from certain expenses, aggregating $727,000 relating to research and development which is not currently deductible. At December 31, 1998 and 1997, the Company has deferred tax assets of approximately $466,000 and $222,000. The Company has not recorded a benefit from its net operating loss carryforward or expenses not currently deductible because realization of the benefit is uncertain and, therefore, a valuation allowance of $466,000 has been provided for the deferred tax asset.

NOTE F - RELATED PARTY TRANSACTIONS

During 1998 and 1997, a stockholder provided the Company the use of facilities. There was no charge for such utilization of space. In addition, other stockholders provided administrative support services to the Company without remuneration. Such transactions were not material for the year ended December 31, 1998 and for the period from January 9, 1997 to December 31, 1997.

AXONYX INC.
(a development stage company)


NOTE F - RELATED PARTY TRANSACTIONS (CONTINUED)

In April and September of 1998, the Company issued convertible notes for an aggregate of $200,000 to a stockholder of the Company. The notes of $125,000 and $75,000 are due May 1, 2000 and September 1, 2000, respectively and bear interest at 9%. The Company may prepay the notes prior to maturity without penalty provided written notice is given 30 days prior to prepayment. The notes are convertible into common stock at $2 per share.

In September 1998, the Company entered into agreements with two executive officers/stockholders for consulting services to be rendered to the Company. Such arrangement provides for a base compensation of $7,000 per month through December 31, 1998.


NOTE G - STOCKHOLDERS' EQUITY

[1]    STOCKHOLDERS AGREEMENT:

       Pursuant to a stockholders' agreement between NYU stockholders and certain founding stockholders ("Founders"), such Founders may not transfer any shares without written notice to NYU. In addition, Founders shall not be granted registration rights unless NYU stockholders are granted such rights on the same terms and conditions. Such agreement terminates on an initial public offering.

[2]    PRIVATE PLACEMENT:

       During 1998, the Company sold 102 units in a private placement yielding net proceeds of $2,534,000. Each unit consisted of 10,000 shares of common stock and 10,000 warrants to purchase common stock (see Note G[3]).

[3]    WARRANTS:

       At December 31, 1998 the Company has outstanding 1,020,000 warrants to purchase common stock at $3.75 per share. Each warrant is exercisable through October 1, 2001. The warrants are subject to call by the Company if the average closing bid price of the Company's common stock is equal to or greater than $7.50 per share for any consecutive thirty days.

[4]    COMMON STOCK:

       In August 1997, the Company granted an officer 500,000 shares of common stock of which 250,000 shares vest through March 1, 1998 and thereafter on a monthly basis through March 1, 1999. The Company valued these shares at $190,000 which is being amortized over the vesting period. At December 31, 1998 437,446 shares were vested.


[5]    STOCK SPLIT:

       Effective February 23, 1999, the Company approved a 2 for 1 stock split of its common stock. All share amounts in the accompanying financial statements have been retroactively adjusted to reflect the stock split.

AXONYX INC.
(a development stage company)

NOTE G - STOCKHOLDERS' EQUITY (CONTINUED)

[6]    STOCK OPTIONS:

       The Company applies APB 25 and related interpretations in accounting for its employee stock options. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires the Company to elect either fair-value expense recognition or the disclosure-only alternative for stock-based employee compensation. The expense recognition provision encouraged by SFAS 123 would require fair-value based financial accounting to recognize compensation expense for the employee stock compensation plans. The Company has elected the disclosure-only alternative.

       During 1998, the Board of Directors and the stockholders of the Company approved a Stock Option Plan ("1998 Plan") which provides for the granting of options to purchase up to 2,000,000 shares of common stock, pursuant to which officers, directors, advisors and consultants are eligible to receive incentive and/or nonstatutory stock options. Options granted under the 1998 Plan are exercisable for a period of up to 10 years from date of grant at an exercise price which is not less than the fair value on date of grant, except that the exercise period of options granted to a stockholder owning more than 10% of the outstanding capital stock may not exceed five years and their exercise price shall be granted at an option price not less than 110% of the fair value of the common stock at date of grant. Vesting of 1998 Plan options varies from fully vested at the date of grant to multiple year apportionment of vesting as determined by the Board of Directors.

       During the period ended December 31, 1997, Axonyx issued 150,000 options at an exercise price below the fair value of the stock to a consultant. Axonyx valued each of these options at $.38 representing the difference between the fair value of the common stock and the option exercise price, which will be amortized over the life of the respective agreements. In connection with the merger, these options were exchanged for options under the 1998 Plan with the same terms.

       Disclosures required under SFAS 123 for employee stock options granted as of December 31, 1998 and 1997 using the Black-Scholes option pricing model prescribed by SFAS 123 are provided below.

       The assumptions used and the weighted average information for the period ended December 31, 1997 is as follows:

             Risk-free interest rate                               5.76 - 5.81
             Expected dividend yield                                   0%
             Expected live                                          10 years
             Expected volatility                                       30%
             Weighted average grant-date fair value of options
                granted during the period                             $.38

       Management has determined that accounting for stock-based compensation under SFAS 123 would not have a significant effect on pro forma net loss for the year ended December 31, 1998 and for the period ended December 31, 1997 as the actual charge based on the intrinsic value approximates the fair value of the stock options.

AXONYX INC.
(a development stage company)

NOTE G - STOCKHOLDERS' EQUITY (CONTINUED)

[6]    STOCK OPTIONS:  (CONTINUED)

       Stock option activity under the 1998 Plan is summarized as follows:

                                                                                   WEIGHTED
                                                                                   AVERAGE
                                                                                   EXERCISE
                                                                      SHARES        PRICE
                                                                     ---------    ----------
             Options issued in exchange                               150,000     $   .02
                                                                      -------
                                                                      -------

             Options at end of year                                   150,000         .02
                                                                      -------
                                                                      -------

             Options exercisable at end of year                       105,000         .02
                                                                      -------
                                                                      -------

             Weighted average remaining contractual life
                 (in years) at end of year                             1.92
                                                                       ----
                                                                       ----

      As of December 31, 1998, 1,850,000 options are available for future grant under the 1998 Plan.

      On January 13, 1999, the Company granted 580,600 options to employees and consultants at exercise prices ranging from $2.88 to $3.11 per share under the 1998 Plan.

      In connection with the merger transaction (see Note A) the Company granted a consultant 30,000 stock options outside the 1998 Plan. The options are exercisable at $1.25 per share through January 5, 2001. In addition, the options have certain piggyback registration rights.

      In connection with the agreements entered into with NYU and its scientists the Company granted certain options to purchase additional shares up to a maximum of 6% of the outstanding shares of the Company at a purchase price of $.001 per share. The option agreements provide for the purchase of additional shares based on a formula when the Company's paid-in capital reaches $5,000,000 and $10,000,000. The Company may be required to record a charge to operations representing the fair value of the options when the paid-in capital milestones are reached. For the period ended December 31, 1998 the options were not exercisable.

NOTE H - COMMITMENTS

In January 1998, the Company entered into a consulting agreement which required a $5,000 payment upon signing and $5,000 plus the issuance of up to 2,000 shares of common stock upon the achievement of certain milestones relating to Phenserine. During 1998, $10,000 was paid to this consultant.

In February 1998, the Company contracted with an institution to provide certain pharmaceutical services at a cost of $13,500. During 1998 the Company paid $7,000 to this institution.

NOTE I - SUBSEQUENT EVENT

In January and February 1999, the Company collected the balance due on the common stock subscription receivable.

                                    AXONYX INC.
                           (A DEVELOPMENT STAGE COMPANY)

                                FINANCIAL STATEMENTS

                                   MARCH 31, 1999

AXONYX INC.
(a development stage company)

BALANCE SHEETS

                                                                                            March 31,         December 31,
ASSETS                                                                                         1999               1998
                                                                                         ---------------     --------------
                                                                                           (unaudited)
Current Assets:
     Cash and cash equivalents                                                               $1,912,000        $ 1,558,000
     Stock subscription receivable                                                               50,000            750,000
     Other                                                                                        6,000              4,000
                                                                                             ----------        -----------

              Total current assets                                                            1,968,000          2,312,000

Equipment, net                                                                                    9,000              1,000

Other assets                                                                                      7,000                  -
                                                                                             ----------        -----------

                                                                                             $1,984,000        $ 2,313,000
                                                                                             ----------        -----------
                                                                                             ----------        -----------

LIABILITIES
Current liabilities:
     Accrued Expenses                                                                        $   95,000        $   119,000

Convertible notes payable and accrued interest                                                  215,000            210,000
                                                                                             ----------        -----------

              Total liabilities                                                                 310,000            329,000
                                                                                             ----------        -----------

STOCKHOLDERS' EQUITY
Preferred stock - $.001 par value, 5,000,000 shares authorized; none issued
Common Stock - $.001 par value, 25,000,000 shares authorized; 12,230,002                         12,000             12,000
     and 12,210,002 shares issued and outstanding, respectively.
Additional paid-in capital                                                                    4,044,000          3,363,000
Unearned compensation - stock/options                                                          (551,000)           (41,000)
Deficit accumulated during development stage                                                 (1,831,000)        (1,350,000)
                                                                                             ----------        -----------

              Total stockholders' equity                                                      1,674,000          1,984,000
                                                                                             ----------        -----------

                                                                                             $1,984,000        $ 2,313,000
                                                                                             ----------        -----------
                                                                                             ----------        -----------

AXONYX INC.
(a development stage company)

STATEMENTS OF OPERATIONS
(unaudited)

                                                                                                     January 9,
                                                                                                        1997
                                                                                                    (inception)
                                                               Three months ended                     through
                                                                    March 31,                        March 31,
                                                           1999                   1998                 1999
                                                      --------------         --------------        -------------
Costs and expenses:
     Research and development                         $      121,000         $       86,000        $     956,000
     General and administrative                              369,000                 60,000              874,000
                                                      --------------         --------------        -------------

Loss from operations                                  $     (490,000)        $     (146,000)       $  (1,830,000)

Interest income/(expense)-net                                  9,000                      -               (1,000)
                                                      --------------         --------------        -------------

Net loss                                              $     (481,000)        $     (146,000)       $  (1,831,000)
                                                      --------------         --------------        -------------
                                                      --------------         --------------        -------------

Net loss per common share                             $        (0.04)        $        (0.01)

Weighted average shares-basic and diluted                 12,230,002             10,000,000



AXONYX INC.
(a development stage company)

STATEMENTS OF CASH FLOWS
(unaudited)

                                                                                                              January 9,
                                                                                                                 1997
                                                                                                              (inception)
                                                                              Three months ended                through
                                                                                   March 31,                   March 31,
                                                                             1999             1998               1999
                                                                        ---------------   --------------    ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Loss                                                              $ (481,000)       $(146,000)        $(1,831,000)
     Adjustments to reconcile net loss to cash used in
        operating activities:
              Amortization                                                    151,000           30,000             357,000
              Cost of services paid with common stock                                                              240,000
              Depreciation                                                      1,000                -               2,000
              Changes in:
                 other assets                                                  (9,000)               -              (9,000)
                 accrued expenses and interest                                (19,000)          27,000             110,000
                                                                           ----------         ---------        -----------

                      Net cash used in operating activities                  (357,000)         (89,000)         (1,131,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of equipment                                                     (9,000)               -             (11,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from convertible notes payable                                                     5,000             200,000
     Net proceeds from issuance of common stock and warrants                  720,000           20,000           2,906,000
     Cost of merger                                                                 -                -             (52,000)
                                                                           ----------         ---------        -----------

                      Net cash provided by financing activities               720,000           25,000           3,054,000

NET INCREASE IN CASH AND CASH EQUIVALENTS                                     354,000          (64,000)          1,912,000
Cash and cash equivalents at beginning of period                            1,558,000           23,000                   -
                                                                           ----------         ---------        -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                 $1,912,000         $ (41,000)       $ 1,912,000
                                                                           ----------         ---------        -----------
                                                                           ----------         ---------        -----------


AXONYX INC.
(a development stage company)


NOTES TO FINANCIAL STATEMENTS
MARCH 31, 1999


(1) FINANCIAL STATEMENT PRESENTATION

The unaudited financial statements of Axonyx Inc. (the "Company") herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results of operations for the interim periods presented. Certain information and footnote disclosure normally included in the financial statements, prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. However, management believes that the disclosures are adequate to make the information presented not misleading. These financial statements and notes thereto should be read in conjunction with the financial statements and the notes thereto for the year ended December 31, 1998 included in the Company's Form 10-SB filing. The results for the interim periods are not necessarily indicative of the results for the full fiscal year.

(2) NEW AGREEMENTS:

Effective as of May 17, 1999, Axonyx Inc. entered into a Development Agreement and Right to License (the "Development Agreement") with Applied Research Systems ARS Holding N.V., a wholly owned subsidiary of Ares Serono International, S.A ("Ares Serono"). Under the Development Agreement, the Company granted an exclusive right to license its patent rights and know-how regarding its amyloid inhibitory peptide (AIP) and prion inhibitory peptide (PIP) technology to Ares Serono. Ares Serono paid Axonyx a fee for the right to license of $250,000.
The right to license has a one year term, renewable for an additional one year period upon payment of an additional fee of $500,000. In addition Ares Serono undertakes to conduct research on the AIP and PIP technology during the term of the Development Agreement. The parties also agreed to the basic licensing terms that will form the basis of a license agreement between the parties if Ares Serono exercises its right to license.

                                      SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on this 3rd day of August, 1999.

                                   AXONYX INC.
                                   (Registrant)



                                   By:  /s/ MARVIN S. HAUSMAN, M.D.
                                        ---------------------------
                                        Marvin S. Hausman, M.D.
                                        President, Chief Executive Officer, and
                                        Director

                                       PART III



ITEM 1.   INDEX TO EXHIBITS

Exhibits    Description of Document
--------    -----------------------
2.1*        Agreement of Merger between Axonyx Inc. and Ionosphere, Inc. dated
            December 23, 1998

2.2*        Articles of Merger (Delaware) dated December 28, 1998 and
            Certificate of Correction dated March 10, 1999

2.3*        Articles of Merger (Nevada) dated December 28, 1998

3.1*        Restated Articles of Incorporation dated January 26, 1999

3.2*        By-Laws

4.1*        Form of Common Stock Purchase Warrant

4.2*        Form of Registration Rights Agreement

4.3*        Nine Percent Convertible Note issued by Axonyx Inc. to Boundary Bay
            Investments Ltd. dated April 27, 1998 in the amount of $125,000.

4.4*        Nine Percent Convertible Note issued by Axonyx Inc. to Boundary Bay
            Investments Ltd. dated September 1, 1998 in the amount of $75,000

10.1*       1998 Stock Option Plan

10.2        Patent License Agreement- Exclusive between the Public Health
            Service and CURE, LLC dated January 31, 1997

10.3*       License Agreement between the Axonyx Inc. and CURE, LLC dated
            February 27, 1997

10.4*       Research and License Agreement between the Axonyx Inc. and New York
            University dated April 1, 1997

10.5*       Amendment to Research and License Agreement between Axonyx Inc. and
            New York University dated August 25, 1998

10.6**      Second Amendment to Research and License Agreement between Axonyx
            Inc. and New York University dated March 19, 1999.


10.7        Financial Consulting Agreement between Axonyx Inc. and Intertrend
            Management, Ltd. dated November 6, 1998.

10.8***     Development Agreement and Right to License between the Company and
            Applied Research Systems ARS Holding N.V. dated May 19, 1999.

10.9*       Lease Agreement between the Company and Business Service Center of
            Seattle dated January 28, 1999

10.10       Lease Agreement between the Company and Ziegler, Ziegler & Altman
            LLP dated March 15, 1999

16.1        Letter from Barry L. Friedman, P.C. dated July 28, 1999

16.2        Letter from James E.Slayton, CPA dated August 9, 1999

--------------
* Incorporated by reference to the corresponding exhibits in the Registration Statement on Form 10-SB previously filed by the Company on March 17, 1999 (File no. 000-25571).

** Incorporated by reference to Form 8-K previously filed by the Company on June 1, 1999.

*** Incorporated by reference to Form 10-Q previously filed by the Company on June 30, 1999.